Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(the “Company”)

(Company Number 722009)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held on May 2, 2025, beginning at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380 Ireland, for the purpose of considering and, if thought fit, passing the following resolutions:

As ORDINARY RESOLUTIONS:

1.	THAT each ordinary share of $4.70250014886352 in the capital of the Company (the “Current Ordinary Share”) be subdivided into:

a.	1 ordinary share of $0.00000000000001, with the same rights as each Current Ordinary Share on the date hereof, subject to the rights attaching to the new deferred shares as described in (b); and

b.	470,250,014,886,351 new deferred shares of $0.00000000000001 in the capital of the Company (the “New Deferred Shares”), with the following rights:

(a)	each New Deferred Share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company;

(b)	each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and

(c)	on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of $0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

2.	THAT the directors of the Company may, at any time following the passage of Resolution 1, resolve that each holder of New Deferred Shares shall surrender their New Deferred Shares for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and thereafter cancel such shares and upon the passing of such resolution, the holders of the New Deferred Shares shall be deemed to have surrendered each New Deferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and each holder of New Deferred Shares shall execute any document and take such actions to evidence or effect such surrender as the Company may require from time to time, and to secure the obligations of each holder of New Deferred Shares hereunder, each holder of New Deferred Shares irrevocably appoints any director of the Company to sign any documents and take such actions on behalf of such holder in order to evidence or effect such surrender as the Company may require from time to time.

3.	THAT subject to and immediately following the passage of Resolution 1, the Company’s authorised share capital shall be increased from (a) US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, to (b) US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, by the creation of 9,990,000,000,000,000,000,000,000 additional Ordinary Shares of US$0.00000000000001 each, each such share ranking pari passu with the existing Ordinary Shares of the Company.

As a SPECIAL RESOLUTION:

4.	THAT the constitution of the Company be amended by inserting the following new Article 52 immediately after the existing Article 51, with all subsequent articles to be renumbered accordingly:

“The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.”

5.	THAT, subject to the passage of Resolutions 1, 2, 3 and 4 above, the Constitution in the form attached hereto (marked for identification purposes with the letter “A”) be and is hereby adopted as the new Constitution of the Company in substitution and to the exclusion of the existing Constitution of the Company.

Your Board believes that the proposals to be put forward at the EGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favour of the proposals. Registered shareholders of the Company at the close of business on the record date (April 2, 2025) are eligible to vote at the meeting.

By Order of the Board

Name of Signatory: Haggai Alon

Title: Chief Executive Officer

Dated: April 4, 2025

Registered Office: Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, D04 T4A6

NOTES:

A member entitled to attend and vote at the above extraordinary general meeting may appoint a proxy to attend, speak and vote instead of them under Section 184 of the Companies Act 2014. A proxy does not need to be a member of the Company.

A member, being a body corporate, entitled to attend and vote at the above extraordinary general meeting may appoint an authorised person to act as its representative at the meeting in accordance with the provisions of Section 185 of the Companies Act 2014.

Completing and returning a form of proxy or appointment of an authorised person will not preclude a member from attending and voting at the meeting should they so wish.

YOU MAY OBTAIN ADMISSION TO THE EXTRAORDINARY GENERAL MEETING (“EGM”) BY IDENTIFYING YOURSELF AT THE EGM AS A SHAREHOLDER AS OF THE RECORD DATE. IF YOU ARE A RECORD OWNER, POSSESSION OF A COPY OF A PROXY CARD WILL BE ADEQUATE IDENTIFICATION. IF YOU ARE A BENEFICIAL (BUT NOT RECORD) OWNER, A COPY OF AN ACCOUNT STATEMENT FROM YOUR BANK, BROKER OR OTHER NOMINEE SHOWING SHARES HELD FOR YOUR BENEFIT ON APRIL 2, 2025 WILL BE ADEQUATE IDENTIFICATION.

WHETHER OR NOT YOU EXPECT TO ATTEND THE EGM IN PERSON OR VIRTUALLY, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE TO HELP ENSURE REPRESENTATION OF YOUR SHARES AT THE EGM. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IF YOU RETURN YOUR PROXY AND VOTING CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, THIS WILL BE CONSIDERED AS AN INSTRUCTION TO THE PROXYHOLDER TO VOTE IN FAVOR OF THE RESOLUTION.

ALTERNATIVELY, YOU MAY SUBMIT YOUR VOTE VIA THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. A SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE EGM IS ENTITLED, USING THE PROXY CARD PROVIDED, TO APPOINT ONE OR MORE PROXIES TO ATTEND, SPEAK, VOTE AND TO DEMAND OR JOIN IN DEMANDING A POLL INSTEAD OF HIM OR HER AT THE EGM. A PROXY NEED NOT BE A SHAREHOLDER OF RECORD.

PURSUANT TO THE COMPANY’S CONSTITUTION, THE EGM MAY BE ADJOURNED IN CERTAIN CIRCUMSTANCES AT THE DISCRETION OF THE DULY ELECTED CHAIRPERSON OF THE EGM WHERE HE OR SHE DECIDES THAT IT IS NECESSARY OR APPROPRIATE TO DO SO, INCLUDING TO GIVE ALL PERSONS ENTITLED TO DO SO A REASONABLE OPPORTUNITY OF VOTING AT THE EGM.

This notice and the accompanying proxy statement is dated April 4, 2025, and is first being mailed to shareholders of SMX (Security Matters) Public Limited Company, together with the enclosed proxy card, on or about April 7, 2025.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Mespil Business Centre, Mespil House

Sussex Road, Dublin, 4 Ireland, D04 T4A6

PROXY STATEMENT

FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held May 2, 2025

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

What is a proxy?

A proxy is another person that you legally designate to vote your stock. If you designate someone as your proxy in a written document, that document is also called a “proxy” or a “proxy card.” If you are a street name holder, you must obtain a proxy from your broker or nominee in order to vote your shares in person at the extraordinary general meeting of shareholders (the “EGM”).

What is a proxy statement?

A proxy statement is a document that we give to you when we ask you to sign a proxy card to vote your stock at a shareholders meeting.

Why am I receiving this proxy statement?

This proxy statement (the “Proxy Statement”) is furnished in connection with the solicitation of proxies by the board of directors (the “Board”) of SMX (Security Matters) Public Limited Company, for use at the EGM, to be held on May 2, 2025, at the time and place and for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “Notice” and, together with this proxy statement, the “Proxy Materials”) and at any adjournments or postponements of that meeting.

In this Proxy Statement, “SMX”, the “Company”, “we”, “us” and “our” refer to SMX (Security Matters) Public Limited Company. Where the context may require, these references also include our consolidated subsidiaries and predecessors.

Who is entitled to vote at the EGM?

Holders of SMX ordinary shares at the close of business on the Record Date (as defined below) may vote at the EGM. We intend to mail the Proxy Materials to all shareholders of record entitled to vote at the EGM on or about April 7, 2025.

What is the record date and what does it mean?

The record date to determine the shareholders entitled to notice of and to vote at the EGM is the close of business on April 2, 2025 (the “Record Date”). The Record Date was established by the Board in their discretion in accordance with the Constitution of SMX.

What are the proposals being asked to vote on?

As ORDINARY RESOLUTIONS:

1.	THAT each ordinary share of $4.70250014886352 in the capital of the Company (the “Current Ordinary Share”) be subdivided into:

a.	1 ordinary share of $0.00000000000001, with the same rights as each Current Ordinary Share on the date hereof, subject to the rights attaching to the new deferred shares as described in (b); and

b.	470,250,014,886,351 new deferred shares of $0.00000000000001 in the capital of the Company (the “New Deferred Shares”), with the following rights:

(i)	each New Deferred Share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company;

(ii)	each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and

(iii)	on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of $0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

(“Proposal 1”).

2.	THAT the directors of the Company may, at any time following the passage of Resolution 1, resolve that each holder of New Deferred Shares shall surrender their New Deferred Shares for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and thereafter cancel such shares and upon the passing of such resolution, the holders of the New Deferred Shares shall be deemed to have surrendered each New Deferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and each holder of New Deferred Shares shall execute any document and take such actions to evidence or effect such surrender as the Company may require from time to time, and to secure the obligations of each holder of New Deferred Shares hereunder, each holder of New Deferred Shares irrevocably appoints any director of the Company to sign any documents and take such actions on behalf of such holder in order to evidence or effect such surrender as the Company may require from time to time (“Proposal 2”).

3.	THAT subject to and immediately following the passage of Resolution 1, the Company’s authorised share capital shall be increased from (a) US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, to (b) US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, by the creation of 9,990,000,000,000,000,000,000,000 additional Ordinary Shares of US$0.00000000000001 each, each such share ranking pari passu with the existing Ordinary Shares of the Company (“Proposal 3”).

As a SPECIAL RESOLUTION:

4.	THAT the constitution of the Company be amended by inserting the following new Article 52 immediately after the existing Article 51, with all subsequent articles to be renumbered accordingly:

“The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.”

(“Proposal 4”).

5.	THAT, subject to the passage of Resolutions 1, 2, 3 and 4 above, the Constitution in the form attached hereto (marked for identification purposes with the letter “A”) be and is hereby adopted as the new Constitution of the Company in substitution and to the exclusion of the existing Constitution of the Company (“Proposal 5”).

Each of the above proposals generally, a “Proposal” and collectively, the “Proposals.”

What should I do if I receive more than one set of voting materials?

You may receive more than one set of Proxy Materials, including multiple copies of the Notice or this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Similarly, if you are a shareholder of record and hold shares in a brokerage account, you will receive a Notice for shares held in your name and a notice or voting instruction card for shares held in street name. Please follow the directions provided in the Notice and each additional notice or voting instruction card you receive to ensure that all your shares are voted.

How many votes do I have?

On each matter to be voted upon, you have one vote for each SMX ordinary share you own as of the Record Date.

What is the quorum requirement?

Two members (as defined in the Company’s constitution) present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members at the relevant time shall be a quorum at the EGM. Ordinary shares represented in person or by proxy (including “broker non-votes” (as described below) and shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval) will be counted for purposes of determining whether a quorum is present at the EGM.

What is the difference between a shareholder of record and a “street name” holder?

If your shares are registered directly in your name with Continental Stock Transfer & Trust Company, our stock transfer agent, you are considered the shareholder of record with respect to those shares. The Proxy Statement has been sent directly to you by us. If your shares are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” A Proxy Statement and voting instruction card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions they included in the mailing or by following their instructions for voting by telephone or the internet. To vote by proxy or to instruct your broker how to vote, you should follow the directions provided with the voting instruction card.

If I am a beneficial owner of shares, can my brokerage firm vote my shares? What is a broker non-vote?

If you are a beneficial owner and do not vote via the instructions provided by your nominee, under stock exchange rules applicable to brokerage firms, your broker or other nominee is permitted to vote any shares it holds for your account in its discretion with respect to “routine” proposals, but it is not allowed to vote your shares with respect to non-routine proposals. Broker non-votes occur when shares are held indirectly through a broker, bank, or other intermediary on behalf of a beneficial or “street name” holder and the broker or other nominee submits a proxy but does not vote for a matter because the broker or other nominee has not received voting instructions from the beneficial owner and the broker or other nominee does not have discretionary voting authority on the matter. The Proposals are each a “non-routine” matters. As a result, we expect broker non-votes on those Proposals, because your broker or other nominee will not have discretion to vote your shares on such matters, in the absence of timely direction from you. If your broker or other nominee has made this decision and you do not provide voting instructions, your vote will not be cast and will have the effect of votes against the Proposals. Accordingly, we urge you to direct your broker or other nominee how to vote by returning your voting materials as instructed or by obtaining a proxy from your broker or other nominee in order to vote your shares in person at the EGM.

YOUR VOTE AND PARTICIPATION IN THE COMPANY’S AFFAIRS ARE IMPORTANT.

If I am a record holder, how do I vote my shares? Can I revoke my vote?

If you are the “record holder” of your shares, meaning that you own your shares in your own name and not through a bank, broker or other nominee, you may vote in one of four ways.

1. You may vote over the Internet. You may vote your shares by following the “INTERNET” instructions on the enclosed proxy card. If you vote by Internet, your use of that system, and specifically the entry of your control number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act of 2014, of Haggai Alon and/or his duly appointed substitutes if applicable, as your proxy to vote your shares on your behalf in accordance with your Internet instructions. The internet voting facilities for eligible shareholders of record will close at 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM).

2. You may vote by telephone. You may vote your shares by following the “PHONE” instructions on the enclosed proxy card. If you vote by telephone, you do not need to vote over the Internet or complete and mail your proxy card. If you vote by telephone, your use of that telephone system, and specifically the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act of 2014, of Haggai Alon and/or his duly appointed substitutes if applicable, as your proxy to vote your shares on your behalf in accordance with your telephone instructions. The telephone voting facilities for eligible shareholders of record will close at 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM).

3. You may vote by mail. You may vote by completing, dating and signing the proxy card delivered with this Proxy Statement and promptly mailing it in the enclosed postage-paid envelope. If you vote by mail, you do not need to vote over the Internet or by telephone. We must receive the completed proxy card by 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM) to be counted.

4. You may vote in person. If you attend the EGM, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot at the EGM. Ballots will be available at the EGM. If you attend the EGM virtually, you may vote by following the “VOTE AT THE MEETING” instructions on the enclosed proxy card.

All proxies that are executed and delivered by mail or in person, or are otherwise submitted over the Internet or by telephone will be voted on the matters set forth in the accompanying Notice in accordance with the shareholders’ instructions. However, if no choice is specified on a proxy as to the Proposal, the proxy will be voted in accordance with the Board’s recommendations on the Proposal as set forth in this proxy statement. All proxies will be forwarded to the Company’s registered office electronically.

After you have submitted a proxy, you may still change your vote and revoke your proxy prior to the EGM by doing any one of the following things:

●	submitting a new proxy by following the “INTERNET” or “PHONE” instructions on the enclosed proxy card at a date later than your previous vote but prior to the voting deadline (which is 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM);

●	signing another proxy card and either arranging for delivery of that proxy card by mail by 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM), or by delivering that signed proxy card in person at the EGM;

●	sending written notice that you are revoking your proxy at c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States; or

●	voting in person or virtually at the EGM.

Your attendance at the EGM alone will not revoke your proxy.

Even if you currently plan to vote at the EGM, we recommend that you vote by telephone or internet or return your proxy card as described above so that your votes will be counted if you later decide not to attend the EGM or are unable to attend.

How do I attend the EGM?

The EGM will be held on May 2, 2025, beginning at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380 Ireland.

You may obtain admission to the EGM by identifying yourself at the EGM as a shareholder as of the Record Date. If you are a record owner, possession of a copy of a proxy card will be adequate identification. If you are a beneficial (but not record) owner, a copy of an account statement from your bank, broker or other nominee showing shares held for your benefit on April 2, 2025 will be adequate identification.

In addition, you may attend the EGM virtually online, by following the “VOTE AT THE MEETING” instructions on the enclosed proxy card.

What are my choices when voting?

As to each of the Proposals, shareholders may vote for the Proposal, against the Proposal, or abstain from voting on the Proposal. If you vote to “abstain”, your shares will be counted as present at the EGM, and your abstention will have the effect of a vote against the Proposal.

What are the Board’s recommendations on how I should vote my shares?

The Board of Directors recommends that you vote your shares as follows:

●	Proposal 1 – FOR the Proposal.

●	Proposal 2 – FOR the Proposal.

●	Proposal 3 – FOR the Proposal.

●	Proposal 4 – FOR the Proposal.

●	Proposal 5 – FOR the Proposal.

Our Board approved Proposals #1 and 2 in order to help ensure that the par value of our Ordinary Shares is set at a nominal value. We are not permitted under applicable Irish law to sell our Ordinary Shares at a price per share below par value, which is currently set at $4.70250014886352 per share (the “Existing Par Value”). Accordingly, if the market price of our Ordinary Shares on the Nasdaq Capital Market is below the Existing Par Value, we may be unable to raise capital through the sale of our Ordinary Shares because investors will not want to acquire our Ordinary Shares at prices that are no less than the Existing Par Value. The inability to raise additional capital would likely have very serious consequences for the Company and our shareholders.

Our Board approved Proposal #3 in order to help ensure that the Company has enough authorized Ordinary Shares to raise additional capital and for other uses in the future. The Company’s authorized Ordinary Share capital in 2023 when it was listed on Nasdaq was US$100,000,000 divided into 36,363,636,364 Ordinary Shares with a nominal value of US$0.0022 each, and as a result of multiple subsequent reverse stock splits, the Company’s authorized Ordinary Share capital had decreased significantly to US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of $4.70250014886352 each. The Company will not effect this Proposal 3 if Proposal 1 and Proposal 2 are not also approved at the EGM.

Our Board approved Proposal #4 in order to help ensure that, in the event the Board determines it is in the best interests of the Company and the Company’s shareholders to effect a reverse split or consolidation in the future, the Company will not need to further seek shareholder approval which would cost the Company additional time and expense, as the constitutional amendment explicitly grants the Board this authority.

What if I am a record holder and I do not specify how I want my shares voted?

If you are a record holder who returns a completed proxy card that does not specify how you want to vote your shares on the Proposals, the designated proxies will vote your shares for the Proposals as to which you provide no voting instructions, and such shares will be voted in the following manner:

●	Proposal 1 – FOR the Proposal.

●	Proposal 2 – FOR the Proposal.

●	Proposal 3 – FOR the Proposal.

●	Proposal 4 – FOR the Proposal.

●	Proposal 5 – FOR the Proposal.

If you are a street name holder and do not provide voting instructions on the Proposals, your bank, broker, or other nominee may be able to vote those shares. See “If I am a beneficial owner of shares, can my brokerage firm vote my shares? What is a broker non-vote?”

Do I have any dissenters’ or appraisal rights with respect to any of the matters to be voted on at the EGM?

No. None of our shareholders has any dissenters’ or appraisal rights with respect to the matters to be voted on at the EGM.

What are the solicitation expenses and who pays the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Certain of our directors, officers, and employees may solicit proxies in person, by telephone, personal contact or by other means of communication. They will not receive any additional compensation for these activities. We reserve the right to retain a proxy solicitation agent to solicit proxies, who would be compensated for its services.

Who counts the votes?

All votes will be tabulated by the inspector of election appointed by the Board for the EGM. Each Proposal will be tabulated separately.

Where can I find voting results?

The Company expects to publish the voting results in a Report on Form 6-K which it expects to file with the U.S. Securities and Exchange Commission (the “SEC”) promptly following the EGM.

PROPOSALS 1 AND 2

General

The Board has unanimously adopted and is recommending for shareholder approval a share capital reorganization pursuant to which the Ordinary Shares of the Company at the Existing Par Value of $4.70250014886352 per share, is subject to the following concurrent or substantially concurrent transactions:

1. Each Current Ordinary Share be subdivided into:

a.	1 ordinary share of $0.00000000000001, with the same rights as each Current Ordinary Share on the date hereof, subject to the rights attaching to the New Deferred Shares as described in (b) below; and

b.	470,250,014,886,351 new deferred shares of $0.00000000000001 in the capital of the Company (the “New Deferred Shares”), with the following rights:

(i)	each New Deferred Share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company;

(ii)	each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and

(iii)	on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of $0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

2. The directors of the Company may, at any time following the passage of paragraph 1 above, resolve that each holder of New Deferred Shares shall surrender their New Deferred Shares for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and thereafter cancel such shares and upon the passing of such resolution, the holders of the New Deferred Shares shall be deemed to have surrendered each New Deferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and each holder of New Deferred Shares shall execute any document and take such actions to evidence or effect such surrender as the Company may require from time to time, and to secure the obligations of each holder of New Deferred Shares hereunder, each holder of New Deferred Shares irrevocably appoints any director of the Company to sign any documents and take such actions on behalf of such holder in order to evidence or effect such surrender as the Company may require from time to time. The Board expects to so cancel the New Deferred Shares promptly after the EGM.

Purpose of the Proposals

Our Board approved Proposals #1 and 2 in order to help ensure that the par value of our Ordinary Shares is set at a nominal value. We are not permitted under applicable Irish law to sell our Ordinary Shares at a price per share below par value, which is currently set at the Existing Par Value of $4.70250014886352 per share. Accordingly, if the market price of our Ordinary Shares on the Nasdaq Capital Market is below the Existing Par Value, we may be unable to raise capital through the sale of our Ordinary Shares because investors will not want to acquire our Ordinary Shares at prices that are no less than the Existing Par Value. Historically, we have sold our Ordinary Shares, or have conversion or exercise prices of our convertible securities, that were either fixed or floated at a discount to market price. At March 31, 2025, the closing price of the Company’s Ordinary Shares on the Nasdaq Capital Market is $1.61, substantially below the Existing Par Value. Accordingly, it is unlikely we would be able to raise any capital without substantially decreasing the Existing Par Value. The inability to raise additional capital would likely have very serious consequences for the Company and our shareholders.

Irish law does not permit the Company to amend its constitution to simply reset its par value, which is why Proposal 1 and Proposal 2 are being proposed. Upon effecting the transactions contemplated by Proposal 1 and Proposal 2, the Company expects that its existing shareholders will have the same rights, powers and privileges as immediately prior to such reorganization, other than the decrease of the par value.

Limitations under Section 1026 of the Companies Act 2014

Section 1026 requires that an Irish public limited company (“PLC”) must receive at least one-quarter of the nominal value of the share and the entire premium on it upon allotment. If this requirement is not met, the allottee must pay the PLC the shortfall amount plus interest. The Company’s prior reverse stock splits have resulted in an initial proportionate increase in the market price of the Ordinary Shares, reduced the number of authorized and issued Ordinary Shares, and proportionately increase the nominal value of each share. Consequently, the nominal value of the Company’s Ordinary Shares has been higher following each reverse stock split. The higher nominal value has been creating difficulties in raising new capital as the nominal value of the shares is significantly higher than their market value, as newly allotted shares must be paid up to at least 25% of their nominal value.

Accounting Consequences

Subject to non-material adjustments, passage of these Proposals is not expected to affect the total ordinary shareholders’ equity on the balance sheet. We do not anticipate that any material accounting consequences would arise as a result of passage of these Proposals.

No Appraisal Rights

No action is proposed herein for which the laws of Ireland, or our constitution, provide a right to our shareholders to dissent and obtain appraisal of, or payment for, such shareholder’s Ordinary Shares.

Interests of Certain Persons in the Proposal

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in Proposal 1 or Proposal 2, except to the extent of their ownership of our Ordinary Shares and securities convertible or exercisable for our Ordinary Shares, as set forth in the filings we make from time to time with the Securities and Exchange Commission. However, the Company does not believe that its officers or directors have interests in these proposals that are different from or greater than those of any other of its shareholders due to their shares and securities being subject to the same adjustment in accordance with the terms of the proposals as all of our other outstanding Ordinary Shares and securities convertible into or exercisable for our Ordinary Shares.

Tax Consequences of the Proposals

EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. AND/OR IRELAND FEDERAL TAX CONSEQUENCES OF PROPOSAL 1 AND PROPOSAL 2, AS WELL AS THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. THE COMPANY IS NOT PASSING ON THE TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THESE PROPOSALS.

Proposed Resolution

The Board recommends that the shareholders approve the following resolutions as ordinary resolutions:

THAT each ordinary share of $4.70250014886352 in the capital of the Company (the “Current Ordinary Share”) be subdivided into:

(a)	1 ordinary share of $0.00000000000001, with the same rights as each Current Ordinary Share on the date hereof, subject to the rights attaching to the new deferred shares as described in (b); and

(b)	470,250,014,886,351 new deferred shares of $0.00000000000001 in the capital of the Company (the “New Deferred Shares”), with the following rights:

(i)	each New Deferred Share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company;

(ii)	each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and

(iii)	on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of $0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

THAT the directors of the Company may, at any time following the passage of Resolution 1, resolve that each holder of New Deferred Shares shall surrender their New Deferred Shares for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and thereafter cancel such shares and upon the passing of such resolution, the holders of the New Deferred Shares shall be deemed to have surrendered each New Deferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and each holder of New Deferred Shares shall execute any document and take such actions to evidence or effect such surrender as the Company may require from time to time, and to secure the obligations of each holder of New Deferred Shares hereunder, each holder of New Deferred Shares irrevocably appoints any director of the Company to sign any documents and take such actions on behalf of such holder in order to evidence or effect such surrender as the Company may require from time to time.

Vote Required and Recommendation of the Board of Directors

Proposal 1 and Proposal 2 will be approved if the number of votes cast in favor of the Proposal exceeds the number of votes cast against the Proposal. If you vote to “abstain”, your shares will be counted as present at the EGM, and your abstention will have the effect of a vote against the Proposal. Your broker or other nominee will not have discretion to vote your shares on such matters, in the absence of timely direction from you. If your broker or other nominee has made this decision and you do not provide voting instructions, your vote will not be cast and will have the effect of votes against the applicable Proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF PROPOSAL 1 AND PROPOSAL 2.

PROPOSAL 3

Background

The authorised share capital of the Company set forth in the constitution is currently US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of US$4.70250014886352 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each. Assuming the approval of Proposal 1 and Proposal 2, the authorised share capital of the Company set forth in the constitution would be US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.

As of the Record Date, there were 2,869,600 Ordinary Shares issued and outstanding, and no Preferred Shares or Deferred Ordinary Shares issued or outstanding. The Company has also reserved an aggregate of approximately 1,930,329 Ordinary Shares underlying outstanding options, warrants, restricted stock units and other securities convertible or exercisable into our Ordinary Shares that may be issued from time to time.

Accordingly, as of the Record Date, the aggregate number of outstanding and reserved Ordinary Shares is approximately 4.8 million, leaving approximately 12.2 million Ordinary Shares available for future issuances. Future issuances may include issuances of securities in order to raise capital, the payment of consideration for acquisitions, additional shares issued in connection with grants made to employees under new or expanded existing compensation plans or arrangements, and other uses not currently anticipated.

Potential Effects of Approval of this Proposal

The Company is proposing to increase the share capital of the Company to US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each by the creation of 9,990,000,000,000,000,000,000,000 additional Ordinary Shares of US$0.00000000000001 each, each such share ranking pari passu with the existing Ordinary Shares of the Company

The increase of the share capital proposed would allow the Company to have sufficient additional Ordinary Shares available for future uses. Although no such future uses are specifically agreed upon at this time, the Company is considering raising additional capital, which may be substantial and/or dilutive, soon after the EGM if Proposal 1, Proposal 2 and Proposal 3 each are approved at the EGM. The Company believes that such increase is in the best interests of the Company and its stockholders, as it would provide the Company with flexibility and alternatives in structuring future transactions.

This Proposal 3, if approved, would not change any of the rights, restrictions, terms or provisions relating to the share capital of the Company. Under applicable Irish law, shareholders are not entitled to appraisal rights with respect to this Proposal 3. The Company will not independently provide stockholders with any such right. Additionally, holders of Ordinary Shares do not have any preemptive rights with respect to the issuance of Ordinary Shares.

Future issuances of Ordinary Shares could affect shareholders. Any future issuance of Ordinary Shares, other than on a pro-rata basis to then-existing shareholders, would dilute the percentage ownership and voting interest of the then current shareholders.

If this Proposal 3 is approved, but only if Proposal 1 and Proposal 2 presented in the proxy statement are approved, the Company will file an amendment to its constitution to increase the share capital as specified in this Proposal 3.

Potential Effects of Non-Approval of this Proposal

If this Proposal 3 is not approved by the shareholders, it may materially adversely affect the Company’s future ability to raise equity or debt capital from third parties on attractive terms, if at all, and also risks impairing the operations, assets and ongoing viability of the Company.

Interest of Certain Persons in Matters to Be Acted Upon

No director or executive officer has any substantial interest, direct or indirect, by security holdings or otherwise, in this Proposal 3 that is not shared by all of our other shareholders.

Vote Required

Approval of this Proposal 3 requires the affirmative vote of the majority of the votes cast on this Proposal 3.

Board of Directors Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE AMENDMENT OF THE COMPANY’S CONSTITUTION TO INCREASE THE SHARE CAPITAL TO US$100,000,000,000 DIVIDED INTO 9,990,000,000,000,000,017,012,227 ORDINARY SHARES WITH A NOMINAL VALUE OF US$0.00000000000001 EACH AND 200,000,000,000 PREFERRED SHARES WITH A NOMINAL VALUE OF US$0.0001 EACH AND 7,999,999,999,999,982,413,677 NEW DEFERRED ORDINARY SHARES WITH A NOMINAL VALUE OF US$0.00000000000001 EACH AND €25,000 DIVIDED INTO 25,000 DEFERRED ORDINARY SHARES WITH A NOMINAL VALUE OF €1.00 EACH, BY THE CREATION OF 9,990,000,000,000,000,000,000,000 ADDITIONAL ORDINARY SHARES OF US$0.00000000000001 EACH, EACH SUCH SHARE RANKING PARI PASSU WITH THE EXISTING ORDINARY SHARES OF THE COMPANY.

APPROVAL BY STOCKHOLDERS OF THIS PROPOSAL 3 IS CONDITIONED UPON APPROVAL OF PROPOSAL1 AND PROPOSAL 2. IT IS NOT CONDITIONED UPON APPROVAL OF PROPOSAL 4.

PROPOSAL 4

General

The Board has unanimously adopted and is recommending for shareholder approval, a constitutional amendment which will give the Board the right from time to time to consolidate and/or divide all or any of the Company’s classes of shares (a “Reverse Stock Split”) as they see fit. The new Article 52, which needs to be approved by shareholders by special resolution, grants the Board the authority to effect a Reverse Stock Split at their discretion. The constitutional amendment the insertion of the following new Article 52 immediately after the existing Article 51, with all subsequent articles to be renumbered accordingly:

“The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.”

The Board’s decision whether or not (and when) to effect a Reverse Stock Split (and at what ratio to effect the Reverse Stock Split) will be based on a number of factors, including market conditions, existing and anticipated trading prices for our Ordinary Shares and the requirements of the Nasdaq Capital Market.

At the close of business on March 31, 2025 we had 2,869,600 Ordinary Shares issued and outstanding. Based on the number of Ordinary Shares issued and outstanding at the close of business on March 31, 2025 and assuming a $1.00 closing price, immediately following the completion of a reverse stock split, for illustrative purposes only, we would have approximately such number of Ordinary Shares issued, without giving effect to the treatment of fractional shares, as follows:

Number of Ordinary Shares	Number of Ordinary Shares Issued and Outstanding Based on Targeted Post-Consolidation Price Per Share(1)
Issued and Outstanding	$2.50	$5.00	$7.50	$10.00

2,869,600	1,147,840	573,920	382,613	286,960

	(2.5:1 split ratio)	(5:1 split ratio)	(7.5:1 split ratio)	(10:1 split ratio)

(1)	Assuming a closing price per Ordinary Share of $1.00.

Reasons for the Proposal

Our primary objective in Proposal 4 is to have the flexibility to, from time to time, attempt to increase the per share trading price of our Ordinary Shares prior to receiving a letter of noncompliance from the Nasdaq Capital Market (“Nasdaq”) under its Rule 5550(a)(2). The Board believes that a Reverse Stock Split is a potentially effective means for increasing the per share trading price of our Ordinary Shares to a sufficient level to allow us to maintain compliance with Nasdaq listing requirements and to avoid, or at least mitigate, the likely adverse consequences of our potential non-compliance with the Nasdaq listing requirements and the related sanctions. At this time, the Company does not believe that it is in non-compliance with any Nasdaq rule, including Rule 5550(a)(2).

Proposal 4, whether or not approved at the EGM, will have no effect on the Company’s proposed EGM to seek approval for a specific Reverse Stock Split scheduled to take place on Tuesday, April 15, 2025, at 10:00 a.m. (Eastern time) and 3:00 p.m. (Irish time). This Proposal would allow the Board to effect one or more Reverse Stock Splits in its discretion in addition to any Reverse Stock Split that may be effected pursuant to approval at the April 15, 2025 EGM.

Nasdaq has the discretion to delist our Ordinary Shares due to and upon non-compliance with the Nasdaq listing requirements. As such, the Board has considered the potential harm to the Company and its shareholders should our Ordinary Shares be delisted from Nasdaq. Delisting our Ordinary Shares could adversely affect the liquidity of our Ordinary Shares because alternatives, such as the various tiers of the OTC Markets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy our Ordinary Shares on an over-the-counter market. Many investors likely would not buy or sell our Ordinary Shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, if the Ordinary Shares are delisted from Nasdaq and not relisted on an appropriately recognized stock exchange in the US or Canada, our Ordinary Shares would become ineligible for holding through the Depository Trust Company (DTC) and any subsequent transfers of our Ordinary Shares would come within the charge to Irish stamp duty at a rate of 1% on the higher of the consideration paid for the Ordinary Shares or the market value of the shares on the date of transfer, which may impact the price a purchaser would pay for our Ordinary Shares.

In addition, the Company believes that a reverse stock split may make the Ordinary Shares more attractive to a broader range of institutional and other investors, to the extent the market price of the Ordinary Shares affects their acceptability to certain institutional investors, professional investors, and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. The Company believes that a reverse stock split will make the Ordinary Shares a more attractive and cost effective investment for many investors, which may enhance the liquidity of the Ordinary Shares.

Risk Factors Associated with a Reverse Stock Split

In deciding whether to recommend approval of Proposal 4 to the Company’s shareholders and to approve and effect any future Reverse Stock Split, the Board also took into account potential negative factors associated with a Reverse Stock Split. These factors include the negative perception of reverse stock splits held by some investors, analysts and other stock market participants, the fact that the stock prices of some companies that have effected reverse stock splits have subsequently declined back to pre-split levels, the adverse effect on liquidity that might be caused by a reduced number of shares issued and outstanding, and the costs associated with implementing a reverse stock split.

Although the Board expects that a Reverse Stock Split will result in an increase in the market price of the Ordinary Shares, a Reverse Stock Split may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares issued and outstanding or result in a long-term increase in the market price, which is dependent upon many factors, including the Company’s performance, prospects and other factors detailed from time to time in the Company’s reports filed with the SEC, as well as variables outside of the Company’s control (such as market volatility, investor response to the news of a proposed Reverse Stock Split and the general economic environment). The history of reverse stock splits for companies in like circumstances is varied. If a Reverse Stock Split is effected and the market price of the Ordinary Shares declines, which it has in the past in relation to the Company’s prior reverse splits, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. The trading liquidity of the Ordinary Shares may also decline due to the fewer number of Ordinary Shares that are publicly traded. In addition, a Reverse Stock Split will likely increase the number of shareholders who own “odd lots” of fewer than 100 Ordinary Shares. Shareholders who hold odd lots typically experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. Accordingly, any Reverse Stock Split approved and effected by the Board may not achieve the desired results that have been outlined above.

In addition, there can be no assurance that our Ordinary Shares will not be delisted due to a failure to meet other continued listing requirements even if the per share market price of our Ordinary Shares after any particular Reverse Stock Split remains in excess of $1.00.

Principal Effects of a Reverse Stock Split

Immediately following a Reverse Stock Split, each shareholder would own a reduced number of Ordinary Shares. However, the Reverse Stock Split would be effected simultaneously for all of our issued and outstanding Ordinary Shares. The Reverse Stock Split would affect all of our shareholders uniformly and would not change any shareholder’s percentage ownership interest in our company, except to the extent that the Reverse Stock Split results in any of our shareholders owning fractional shares. We will not issue any fractional shares as a result of any Reverse Stock Split. See below under “—Treatment of Fractional Shares”.

No Reverse Stock Split will change the rights attaching to our Ordinary Shares. Following a Reverse Stock Split, we expect that our Ordinary Shares and the SMX public warrants would continue to be reported on Nasdaq under the symbols “SMX” and “SMXWW”, respectively, and we would continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) as a “foreign private issuer.” After the effective time of a Reverse Stock Split, our Ordinary Shares will have a new Committee on Uniform Securities Identification Procedures (“CUSIP”) number, which is a number used to identify our equity securities.

A Reverse Stock Split will also result in corresponding proportionate adjustments to the number of underlying shares based on the actual reverse split ratio, of our existing public and private warrants and other convertible securities. For outstanding stock options, warrants and other convertible securities, the applicable exercise or conversion price per Ordinary Share, as applicable, may also be adjusted based on the Reverse Stock Split ratio picked by the Company in order to preserve their intrinsic value, and may include adjustments to fixed and floor prices.

In addition, the number of shares available for issuance pursuant to the 2018 Share Option Plan and the 2022 Incentive Equity Plan would be adjusted proportionately based on the Reverse Stock Split ratio picked by the Company resulting in a reduction in the number of shares available for issuance under such plan, as applicable, following the effectuation of such Reverse Stock Split.

Treatment of Fractional Shares

We will not issue fractional shares in connection with any Reverse Stock Split. Instead, we will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of Ordinary Shares not evenly divisible by the number of Ordinary Shares which our board of directors ultimately determines should be consolidated into one Ordinary Share pursuant to the Reverse Stock Split or they hold less than the number of Ordinary Shares which our board of directors ultimately determines should be consolidated into one Ordinary Share pursuant to the reverse stock split and, to the extent possible, sell such Ordinary Shares on the basis of prevailing market prices at such time. We will subsequently remit the proceeds of such sales, after deducting any applicable costs, to the shareholders who otherwise would be entitled to receive fractional shares and such shareholders will be entitled to receive a cash payment in lieu of such fractional entitlement in an amount equal to the net cash proceeds attributable to the sale of such fractional entitlement. Should the cash consideration for the fractional shares be less than the post-split price of a single Ordinary Share for each shareholder, we reserve the right to cause the sale proceeds to be aggregated and donated to a charity organization at the discretion of the directors. Each (if any) of the authorized and issued Ordinary Shares that cannot be consolidated into one Ordinary Share pursuant to a Reverse Stock Split shall, immediately following the effective time of the Reverse Stock Split, be acquired by us from the shareholders otherwise entitled thereto for no consideration and be cancelled. For the avoidance of doubt, shareholders would not be entitled to receive interest for their fractional shares.

If prior to a Reverse Stock Split, you do not hold sufficient Ordinary Shares to receive at least one Ordinary Share after the Reverse Stock Split, and you want to hold our Ordinary Shares after the Reverse Stock Split, you may do so by taking either of the following actions far enough in advance so that it is completed before the Reverse Stock Split is effected:

●	purchase a sufficient number of our Ordinary Shares so that you would hold at least that number of Ordinary Shares in your account prior to the implementation of the Reverse Stock Split that would entitle you to receive at least one Ordinary Share on a post-Reverse Stock Split basis; or
●	if applicable, consolidate your accounts so that you hold at least that number of our Ordinary Shares in one account prior to the Reverse Stock Split that would entitle you to at least one Ordinary Share on a post-Reverse Stock Split basis. Ordinary shares held in registered form (that is, shares held by you in your own name on our company’s share register maintained by our transfer agent) and Ordinary Shares held in “street name” (that is, shares held by you through a bank, broker or other nominee) for the same investor would be considered held in separate accounts and would not be aggregated when implementing a Reverse Stock Split. Also, Ordinary Shares held in registered form but in separate accounts by the same investor would not be aggregated when implementing the reverse stock split.

After any Reverse Stock Split, then-current shareholders would have no further interest in our company with respect to their fractional shares. A person otherwise entitled to a fractional share would not have any voting, dividend or other rights in respect of his or her fractional share except to receive the cash payment as described above. Such cash payments would reduce the number of post-Reverse Stock Split shareholders to the extent that there are shareholders holding fewer than that number of pre-Reverse Stock Split shares within the ratio described above. Reducing the number of post-Reverse Stock Split shareholders, however, is not expected to be the purpose of any Reverse Stock Split in accordance with this proposal.

Shareholders should be aware that, under the escheat laws of the various jurisdictions where shareholders reside, where we are domiciled and where the funds for fractional shares would be deposited, sums due to shareholders in payment for fractional shares that are not timely claimed after the effective date may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to seek to obtain them directly from the designated agent for each such jurisdiction to which they were paid.

Book-Entry Shares and Payment for Fractional Shares

All our registered shareholders hold their shares electronically in book-entry form with our transfer agent. Therefore, shareholders do not hold physical certificates evidencing their ownership of our Ordinary Shares. However, they are provided with a statement reflecting the number of our Ordinary Shares registered in their accounts. If our Board votes in favor of a Reverse Stock Split and it is effected, immediately following the Reverse Stock Split, the reduction in the number of our authorized and issued Ordinary Shares will occur without any further action on the part of the shareholders. No action needs to be taken to receive post-Reverse Stock Split shares or payment in lieu of fractional shares, if applicable. If a shareholder is entitled to post-Reverse Stock Split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of our Ordinary Shares held following the Reverse Stock Split. A check will also be mailed to such shareholders’ registered address as soon as practicable after the Reverse Stock Split, if applicable. By signing and cashing this check, such shareholders will warrant that they owned the Ordinary Shares for which they received the cash payment.

Limitations under Section 1026 of the Companies Act 2014

Shareholders should be aware of the limitations under section 1026 of the Companies Act 2014. Section 1026 requires that an Irish PLC must receive at least one-quarter of the nominal value of the share and the entire premium on it upon allotment. If this requirement is not met, the allottee must pay the PLC the shortfall amount plus interest. The Board expects that any Reverse Stock Split it may approve will result in an initial proportionate increase in the market price of the Ordinary Shares. However, the consolidation will reduce the number of authorized and issued Ordinary Shares and proportionately increase the nominal value of each share. Consequently, the nominal value of the Company’s Ordinary Shares will be higher following a Reverse Stock Split. A higher nominal value can create difficulties in raising new capital if the nominal value of the shares is significantly higher than their market value, as newly allotted shares must be paid up to at least 25% of their nominal value.

Effect on Non-Registered Shareholders

We intend to treat shareholders holding our Ordinary Shares in “street name,” through a broker, bank or other nominee, in the same manner as registered shareholders whose shares are registered in their names. Brokers, banks or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our Ordinary Shares in “street name.” However, non-registered shareholders holding our Ordinary Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by us for registered shareholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your shares with such a bank, broker or other nominee.

Accounting Consequences

Subject to non-material adjustments to cater for the cancellation of remaining fractional entitlements, any Reverse Stock Split will not affect the total Ordinary Shareholders’ equity on the balance sheet, although it will result in the share capital attributable to Ordinary Shares decreasing and the undenominated capital increasing. The per share net income or loss and net book value will be higher because there would be fewer Ordinary Shares issued and outstanding. All historic share and per share amounts in the consolidated financial statements and related footnotes that the Company files with the SEC in the future will be adjusted accordingly. We do not anticipate that any other accounting consequences would arise as a result of any Reverse Stock Split.

No Appraisal Rights

No action is proposed herein for which the laws of Ireland, or our constitution, provide a right to our shareholders to dissent and obtain appraisal of, or payment for, such shareholder’s Ordinary Shares.

No Going Private Transaction

Notwithstanding the decrease in the number of issued Ordinary Shares following any Reverse Stock Split, the Board does not intend for any such transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Interests of Certain Persons in the Proposal

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this Proposal or any future possible Reverse Stock Split, except to the extent of their ownership of our Ordinary Shares and securities convertible or exercisable for our Ordinary Shares, as set forth in the filings we make from time to time with the Securities and Exchange Commission. However, the Company does not believe that its officers or directors have interests in this proposal that are different from or greater than those of any other of its shareholders due to their shares and securities being subject to the same proportionate adjustment in accordance with the terms of any possible Reverse Stock Split as all of our other outstanding Ordinary Shares and securities convertible into or exercisable for our Ordinary Shares.

Material U.S. Federal Income Tax Consequences of a Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of a proposed Reverse Stock Split to U.S. Holders (as defined below) that hold our Ordinary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, which we refer to as the IRS, in each case in effect as of the date of this proxy statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below and there can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of any possible Reverse Stock Split. This discussion assumes that we are a foreign corporation that is not a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that, for U.S. federal income tax purposes, is or is treated as (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity or arrangement treated as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code ), or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the Medicare contribution tax on net investment income.

In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation, banks or financial institutions, insurance companies, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” grantor trusts, tax-exempt organizations, dealers or traders in securities, commodities or currencies, traders in securities that elect to mark-to-market their securities holdings, shareholders who hold our Ordinary Shares as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, U.S. expatriates, or U.S. Holders who actually or constructively own 5% or more of our stock.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding our Ordinary Shares and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed reverse stock split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax law consequences of the proposed reverse stock split. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as a possible Reverse Stock Split, whether or not they are in connection with such Reverse Stock Split. This discussion should not be considered as tax or investment advice, and the tax consequences of a possible Reverse Stock Split may not be the same for all shareholders.

EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL TAX CONSEQUENCES OF A POSSIBLE REVERSE STOCK SPLIT, AS WELL AS THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES.

Tax Consequences to U.S. Holders

Any Reverse Stock Split is expected to be treated as a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon a Reverse Stock Split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional Ordinary Share, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in our Ordinary Shares received pursuant to a Reverse Stock Split should equal the aggregate adjusted tax basis of our Ordinary Shares surrendered (excluding the amount of such basis that is allocated to any fractional Ordinary Share for which the U.S. Holder receives cash). The U.S. Holder’s holding period in our Ordinary Shares received pursuant to a Reverse Stock Split should include the holding period in our Ordinary Shares exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of Ordinary Shares surrendered in a recapitalization to shares received in the recapitalization. U.S. Holders that acquired our Ordinary Shares on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder that, pursuant to a Reverse Stock Split, receives cash in lieu of a fractional Ordinary Share should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder’s aggregate adjusted tax basis in the Ordinary Shares surrendered that is allocated to such fractional share. Such capital gain or loss will be short term if the pre-Reverse Stock Split shares were held for one year or less at the effective time of such Reverse Stock Split and long term if held for more than one year.

A U.S. Holder of our Ordinary Shares may be subject to information reporting and backup withholding on cash paid in lieu of a fractional share in connection with a Reverse Stock Split. A U.S. Holder of our Ordinary Shares will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS.

The U.S. federal income tax discussion set forth above does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of such shareholder’s circumstances and income tax situation.

ACCORDINGLY, WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF A POSSIBLE REVERSE STOCK SPLIT.

HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ANY REVERSE STOCK SPLIT IN IRELAND AND IRISH TAX CONSIDERATIONS.

Proposed Resolution

The Board recommends that the shareholders approve the following resolution as a special resolution:

THAT the constitution of the Company be amended by inserting the following new Article 52 immediately after the existing Article 51, with all subsequent articles to be renumbered accordingly:

“The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.”

Discretionary Authority of the Board of Directors

Our Board reserves the right to propose, announce, effect or abandon a Reverse Stock Split without further action by our shareholders at any time. By voting in favor of this Proposal, you are expressly authorizing our Board to determine the time, manner and terms of any Reverse Stock Split, if it should so decide from time to time.

Vote Required and Recommendation of the Board of Directors

This Proposal 4 will be approved if the number of votes cast in favor of the Proposal exceeds the number of votes cast against the Proposal. If you vote to “abstain”, your shares will be counted as present at the EGM, and your abstention will have the effect of a vote against the Proposal. Your broker or other nominee will not have discretion to vote your shares on such matters, in the absence of timely direction from you. If your broker or other nominee has made this decision and you do not provide voting instructions, your vote will not be cast and will have the effect of votes against this Proposal 4.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE PROPOSAL TO AMEND THE COMPANY’S CONSTITUTION TO GRANT THE BOARD THE RIGHT FROM TIME TO TIME TO CONSOLIDATE AND/OR DIVIDE ALL OR ANY OF THE COMPANY’S CLASSES OF SHARES AS THEY SEE FIT.

PROPOSAL 5

The Board recommends that the shareholders approve the following resolution as a special resolution:

THAT, subject to the passage of Resolutions 1, 2, 3 and 4 above, the Constitution in the form attached hereto (marked for identification purposes with the letter “A”) be and is hereby adopted as the new Constitution of the Company in substitution and to the exclusion of the existing Constitution of the Company.

This Proposal 5 will be approved if the number of votes cast in favor of the Proposal exceeds the number of votes cast against the Proposal. If you vote to “abstain”, your shares will be counted as present at the EGM, and your abstention will have the effect of a vote against the Proposal. Your broker or other nominee will not have discretion to vote your shares on such matters, in the absence of timely direction from you. If your broker or other nominee has made this decision and you do not provide voting instructions, your vote will not be cast and will have the effect of votes against this Proposal 4.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE PROPOSAL TO ADOPT AS THE NEW CONSTITUTION OF THE COMPANY THE FORM ATTACHED TO THIS PROXY STATEMENT IN SUBSTITUTION AND TO THE EXCLUSION OF THE EXISTING CONSTITUTION OF THE COMPANY.

OTHER BUSINESS

Other than the business set forth in the Notice, management is not aware of any other business to come before the EGM. Should any other business be properly brought before the EGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares represented thereby in accordance with their discretion and best judgment on such matter.

ADDITIONAL INFORMATION

Shareholders that have additional questions about the information contained in this Proxy Statement or that wish to obtain further directions to access the EGM, should contact or send a request to SMX at Mespil Business Centre, Mespil House, Sussex Road, Dublin, 4 Ireland, D04 T4A6; Attention: Secretary.

YOUR VOTE IS IMPORTANT

PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD

OR VOTE BY TELEPHONE OR VOTE THROUGH THE INTERNET

AS SOON AS POSSIBLE

By order of the Board of Directors,

By:
Name:	Haggai Alon
Title:	Chief Executive Officer

ATTACHMENT “A”

Companies Act 2014

PUBLIC LIMITED COMPANY

CONSTITUTION

OF

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

MEMORANDUM OF ASSOCIATION

1.	The name of the Company is SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY.

2.	The Company is a public limited company, registered under Part 17 of the Companies Act 2014.

3.	The objects for which the Company is established are:

3.1	To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on in all its branches the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the Company’s board of directors and to exercise its powers as a shareholder of other companies.

3.2	To carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the Company’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.

3.3	To carry on all or any of the businesses as aforesaid either as a separate business or as the principal business of the Company.

3.4	To invest and deal with the property of the Company in such manner as may from time to time be determined by the Company’s board of directors and to dispose of or vary such investments and dealings.

3.5	To borrow or raise money or capital in any manner and on such terms and subject to such conditions and for such purposes as the Company’s board of directors shall think fit or expedient, whether alone or jointly and/or severally with any other person or company, including, without prejudice to the generality of the foregoing, whether by the issue of debentures or debenture stock (perpetual or otherwise) or otherwise, and to secure, with or without consideration, the payment or repayment of any money borrowed, raised or owing or any debt, obligation or liability of the Company or of any other person or company whatsoever in such manner and on such terms and conditions as the Company’s board of directors shall think fit or expedient and, in particular by mortgage, charge, lien, pledge or debenture or any other security of whatsoever nature or howsoever described, perpetual or otherwise, charged upon all or any of the Company’s property, both present and future, and to purchase, redeem or pay off any such securities or borrowings and also to accept capital contributions from any person or company in any manner and on such terms and conditions and for such purposes as the Company’s board of directors shall think fit or expedient.

3.6	To lend and advance money or other property or give credit or financial accommodation to any company or person in any manner either with or without security and whether with or without the payment of interest and upon such terms and conditions as the Company’s board of directors shall think fit or expedient.

3.7	To guarantee, indemnify, grant indemnities in respect of, enter into any suretyship or joint obligation, or otherwise support or secure, whether by personal covenant, indemnity or undertaking or by mortgaging, charging, pledging or granting a lien or other security over all or any part of the Company’s property (both present and future) or by any one or more of such methods or any other method and whether in support of such guarantee or indemnity or suretyship or joint obligation or otherwise, on such terms and conditions as the Company’s board of directors shall think fit, the payment of any debts or the performance or discharge of any contract, obligation or liability of any person or company (including, without prejudice to the generality of the foregoing, the payment of any capital, principal, dividends or interest on any stocks, shares, debentures, debenture stock, notes, bonds or other securities of any person, authority or company) including, without prejudice to the generality of the foregoing, any company which is for the time being the Company’s holding company or another subsidiary (as defined by the Act) of the Company’s holding company or a subsidiary of the Company or otherwise associated with the Company (including any arrangements of the Company or any of its subsidiaries), in each case notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect, from entering into any such guarantee or indemnity or suretyship or joint obligation or other arrangement or transaction contemplated herein.

3.8	To grant, convey, assign, transfer, exchange or otherwise alienate or dispose of any property of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof or for shares, debentures or securities and whether by way of gift or otherwise as the Company’s board of directors shall deem fit or expedient and where the property consists of real property to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the Company’s board of directors shall deem appropriate.

3.9	To purchase, take on, lease, exchange, rent, hire or otherwise acquire any property and to acquire and undertake the whole or any part of the business and property of any company or person.

3.10	To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting out and improving buildings and conveniences and by planting, paving, draining, farming, cultivating, letting and by entering into building leases or building agreements and by advancing money to and entering into contracts and arrangements of all kinds with builders, contractors, architects, surveyors, purchasers, vendors, tenants and any other person.

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3.11	To construct, improve, maintain, develop, work, manage, carry out or control any property which may seem calculated directly or indirectly to advance the Company’s interest and to contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof.

3.12	To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

3.13	To engage in currency exchange, interest rate and commodity transactions including, but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange, interest rate or commodity hedging arrangements and such other instruments as are similar to, or derived from, any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency, interest rate or commodity exposure or any other exposure or for any other purpose.

3.14	As a pursuit in itself or otherwise and whether for the purpose of making a profit or avoiding a loss or managing a currency, interest rate or commodity exposure or any other exposure or for any other purpose whatsoever, to engage in any currency exchange transactions, interest rate transactions and commodity transactions, derivative and/or treasury transactions and any other financial or other transactions, including (without prejudice to the generality of the foregoing) securitisation, treasury and/or structured finance transactions, of whatever nature in any manner and on any terms and for any purposes whatsoever, including, without prejudice to the generality of the foregoing, any transaction entered into in connection with or for the purpose of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense, or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor affecting the Company’s business, including but not limited to dealings whether involving purchases, sales or otherwise in foreign currency, spot and/or forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and/or any such other currency or interest rate or commodity or other hedging, treasury or structured finance arrangements and such other instruments as are similar to, or derived from any of the foregoing.

3.15	To apply for, establish, create, purchase or otherwise acquire, sell or otherwise dispose of and hold any patents, trademarks, copyrights, brevets d’invention, registered designs, licences, concessions and the like conferring any exclusive or non-exclusive or limited rights to use or any secret or other information and any invention and to use, exercise, develop or grant licences in respect of or otherwise turn to account or exploit the property, rights or information so held.

3.16	To enter into any arrangements with any governments or authorities, national, local or otherwise and to obtain from any such government or authority any rights, privileges and concessions and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

3.17	To establish, form, register, incorporate or promote any company or companies or person, whether inside or outside of Ireland.

3.18	To procure that the Company be registered or recognised whether as a branch or otherwise in any country or place.

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3.19	To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction and to engage in any transaction in connection with the foregoing.

3.20	To acquire or amalgamate with any other company or person.

3.21	To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

3.22	To promote freedom of contract, and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association, or do any other lawful act or thing with a view to preventing or resisting directly or indirectly any interruption of or interference with the Company’s or any other trade or business or providing or safeguarding against the same, or resisting or opposing any strike, movement or organisation which may be thought detrimental to the interests of the Company or its employees and to subscribe to any association or fund for any such purposes.

3.23	To make gifts to any person or company including, without prejudice to the generality of the foregoing, capital contributions and to grant bonuses to the directors or any other persons or companies who are or have been in the employment of the Company including substitute directors and any other officer or employee.

3.24	To establish and support or aid in the establishment and support of associations, institutions, funds, trusts and conveniences calculated to benefit directors, ex-directors, employees or ex-employees of the Company or any subsidiary of the Company or the dependants or connections of such persons, and to grant pensions and allowances upon such terms and in such manner as the Company’s board of directors think fit, and to make payments towards insurance and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, or any other object whatsoever which the Company’s board of directors may think advisable.

3.25	To establish and contribute to any scheme for the purchase of shares or subscription for shares in the Company, its holding company or any of its or their respective subsidiaries, to be held for the benefit of the employees or former employees of the Company or any subsidiary of the Company including any person who is or was a director holding a salaried employment or office in the Company or any subsidiary of the Company and to lend or otherwise provide money to the trustees of such schemes or the employees or former employees of the Company or any subsidiary of the Company to enable them to purchase shares of the Company, its holding company or any of its or their respective subsidiaries and to formulate and carry into effect any scheme for sharing the profits of the Company, its holding company or any of its or their respective subsidiaries with its employees and/or the employees of any of its subsidiaries.

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3.26	To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares of the Company’s capital or any debentures, debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

3.27	To obtain any Act of the Oireachtas or provisional order for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company’s constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company’s interests.

3.28	To adopt such means of making known the products of the Company as may seem expedient and in particular by advertising in the press, by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes, rewards and donations.

3.29	To undertake and execute the office of trustee and nominee for the purpose of holding and dealing with any property of any kind for or on behalf of any person or company; to act as trustee, nominee, agent, executor, administrator, registrar, secretary, committee or attorney generally for any purpose and either solely or with others for any person or company; to vest any property in any person or company with or without any declared trust in favour of the Company.

3.30	To pay all costs, charges, fees and expenses incurred or sustained in or about the promotion, establishment, formation and registration of the Company.

3.31	To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with any person or company.

3.32	To distribute the property of the Company in specie among the members or, if there is only one, to the sole member of the Company.

3.33	To do all such other things as the Company’s board of directors may think incidental or conducive to the attainment of the above objects or any of them.

NOTE: it is hereby declared that in this memorandum of association:

(a)	the word “company”, except where used in reference to this Company, shall be deemed to include a body corporate, whether a company (wherever formed, registered or incorporated), a corporation aggregate, a corporation sole and a national or local government or other legal entity; and

(b)	the word “person”, shall be deemed to include any individual, firm, body corporate, association or partnership, government or state or agency of a state, local authority or government body or any joint venture association or partnership (whether or not having a separate legal personality) and that person’s personal representatives, successors or permitted assigns; and

(c)	the word “property”, shall be deemed to include, where the context permits, real property, personal property including choses or things in action and all other intangible property and money and all estates, rights, titles and interests therein and includes the Company’s uncalled capital and future calls and all and every other undertaking and asset; and

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(d)	a word or expression used in this memorandum of association which is not otherwise defined and which is also used in the Companies Act 2014 shall have the same meaning here, as it has in the Companies Act 2014; and

(e)	any phrase introduced by the terms “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms, whether or not followed by the phrases “but not limited to”, “without prejudice to the generality of the foregoing” or any similar expression; and

(f)	words denoting the singular number only shall include the plural number and vice versa and references to one gender includes all genders; and

(g)	it is intended that the objects specified in each paragraph in this clause shall, except where otherwise expressed in such paragraph, be separate and distinct objects of the Company and shall not be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the order in which the paragraphs of this clause occur or the name of the Company.

4.	The liability of the members is limited.

5.	The authorised share capital of the Company is US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.

6.	The shares forming the capital, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company’s articles of association for the time being.

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SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

ARTICLES OF ASSOCIATION

(as amended by Special Resolution dated [ ● ] 2025)

INTERPRETATION AND GENERAL

1.	Sections 83, 84 and 117(9) of the Act shall apply to the Company but, subject to that, the provisions set out in these Articles shall constitute the whole of the regulations applicable to the Company and no other “optional provisions” as defined by section 1007(2) of the Act shall apply to the Company.

2.	In these Articles:

2.1	“Act” means the Companies Act 2014 and every statutory modification and re-enactment thereof for the time being in force;

2.2	“Acting in Concert” has the meaning given to it in Rule 2.1(a) and Rule 3.3 of Part A of the Takeover Rules;

2.3	“Adoption Date” means the effective date of adoption of these Articles;

2.4	“Adjourned Meeting” has the meaning given in Article 117.1;

2.5	“Agent” has the meaning given in Article 11.3;

2.6	“Approved Nominee” means a person appointed under contractual arrangements with the Company to hold shares or rights or interests in shares of the Company on a nominee basis;

2.7	“Article” means an Article of these Articles;

2.8	“Articles” means these articles of association as from time to time and for the time being in force;

2.9	“Auditors” means the auditors for the time being of the Company;

2.10	“Board” means the board of Directors of the Company;

2.11	“Chairperson” means the person occupying the position of Chairperson of the Board from time to time;

2.12	“Chief Executive Officer” shall include any equivalent office;

2.13	“Clear Days” means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and excluding the day for which notice is being given or on which an action or event for which notice is being given is to occur or take effect;

2.14	“committee” has the meaning given in Article 189;

2.15	“Company” means the company whose name appears in the heading to these Articles;

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2.16	“Company Secretary” means the person or persons appointed as company secretary or joint company secretary of the Company from time to time and shall include any assistant or deputy secretary;

2.17	“Concert Party” means, in relation to any person, a party who is deemed or presumed to be Acting in Concert with that person for the purposes of the Takeover Rules;

2.18	“contested election” has the meaning given in Article 161;

2.19	“Deferred Shares” means the Deferred Ordinary Shares with a nominal value of €1.00 each in the capital of the Company;

2.20	“Directors” means the directors for the time being of the Company or any of them acting as the Board;

2.21	“Director’s Certified Email Address” has the meaning given in Article 192.3;

2.22	“disponee” has the meaning given in Article 47.1;

2.23	“elected by a plurality” has the meaning given in Article 161;

2.24	“electronic communication” has the meaning given to that word in the Electronic Commerce Act 2000 and in addition includes in the case of notices or documents issued on behalf of the Company, such documents being made available or displayed on a website of the Company (or a website designated by the Board);

2.25	“Exchange” means any securities exchange or other system on which the shares of the Company may be listed or otherwise authorised for trading from time to time in circumstances where the Company has approved such listing or trading;

2.26	“Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended;

2.27	“Group” means the Company and its subsidiaries from time to time and for the time being;

2.28	“Independent Directors” has the meaning given in Article 241.4;

2.29	“Institutional Investor” has the meaning given in Article 241.5;

2.30	“Interest in a Security” has the meaning given to such term in section 1 of the Irish Takeover Panel Act 1997;

2.31	“Interested Person” has the meaning given in Article 241.6;

2.32	“member” means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint holders of shares and shall include a member’s personal representatives in consequence of his or her death or bankruptcy;

2.33	“Memorandum” means the memorandum of association of the Company;

2.34	“New Deferred Ordinary Shares” means the New Deferred Ordinary Shares with a nominal value of US$0.0000001 each.

2.35	“Office” means the registered office for the time being of the Company;

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2.36	“Ordinary Shares” means the Ordinary Shares with a nominal value of US$0.0022 each in the capital of the Company;

2.37	“Preferred Shares” means the Preferred Shares with a nominal value of US$0.0001 each in the capital of the Company;

2.38	“Proceedings” has the meaning given in Article 256;

2.39	“Redeemable Shares” means redeemable shares as defined by section 64 of the Act;

2.40	“Re-designation Event” means;

(a)	the transfer of Restricted Voting Ordinary Shares from a Restricted Shareholder to a shareholder or other person who is not a Restricted Shareholder;

(b)	an event whereby a Restricted Shareholder ceases to be restricted from holding an Interest in Securities, by virtue of Rule 9 of the Takeover Rules, except in these circumstances the number of Restricted Voting Ordinary Shares which shall be re-designated as Ordinary Shares shall be the maximum number of Ordinary Shares that can be re-designated without the former Restricted Shareholder becoming a Restricted Shareholder on the Re-designation Event; or

(c)	a Restricted Shareholder of the Company undertaking a Takeover Rules Event and the Takeover Panel consenting to some or all of the Restricted Voting Ordinary Shares being re-designated, in which case only those Restricted Voting Ordinary Shares the re-designation of which has been consented to by the Takeover Panel shall be re-designated as Ordinary Shares;

2.41	“Register” means the register of members of the Company to be kept as required by the Act;

2.42	“Restricted Shareholder” means a member of the Company or other person who is restricted from holding an Interest in Securities without a Takeover Rules Event occurring by virtue of Rule 9 of the Takeover Rules or a member or person who would be so restricted but for the limitations on voting rights set out under Article 5, provided that where two or more persons are deemed or presumed (and such presumption has not been rebutted) to be Acting in Concert for the purpose of Rule 9 of the Takeover Rules, only the person who acquired the Interest in Securities which, but for the application of Article 6, would trigger the Takeover Rules Event shall be deemed to be a Restricted Shareholder in respect only of such number of the person’s Interest in Securities which, but for the application of Article 6, would trigger the Takeover Rules Event.

2.43	“Restricted Voting Ordinary Shares” means

(a)	an Interest in Securities acquired by a Restricted Shareholder where the Restricted Shareholder has not elected for a Takeover Rules Event to occur; or

(a)	Ordinary Shares the subject of a notification by a Shareholder by at least 10 Business Days’ notice in writing to the Company that such Shareholder wishes for such Ordinary Shares to be designated as Restricted Voting Ordinary Shares;

2.44	“Rights” has the meaning given in Article 245;

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2.45	“Rights Plan” has the meaning given in Article 244;

2.46	“SEC” means the U.S. Securities and Exchange Commission;

2.47	“Shareholder” means a holder of shares in the capital of the Company;

2.48	“Takeover Panel” means the Irish Takeover Panel established under the Irish Takeover Panel Act 1997;

2.49	“Takeover Rules” means the Takeover Panel Act 1997 Takeover Rules 2013; and

2.50	“Takeover Rules Event” means either of the following events:

(a)	a Restricted Shareholder and/or its Concert Parties (if any) extending an offer to the holders of each class of shares of the Company in accordance with Rule 9 of the Takeover Rules; or

(b)	the Company obtaining approval of the Takeover Panel for a waiver of Rule 9 of the Takeover Rules in respect of a Restricted Shareholder or any of its Concert Parties (as applicable).

NOTE: it is hereby declared that in these Articles:

(h)	the word “company”, except where used in reference to this Company, shall be deemed to include a body corporate, whether a company (wherever formed, registered or incorporated), a corporation aggregate, a corporation sole and a national or local government or other legal entity; and

(i)	the word “person”, shall be deemed to include any individual, firm, body corporate, association or partnership, government or state or agency of a state, local authority or government body or any joint venture association or partnership (whether or not having a separate legal personality) and that person’s personal representatives, successors or permitted assigns; and

(j)	the word “property”, shall be deemed to include, where the context permits, real property, personal property including choses or things in action and all other intangible property and money and all estates, rights, titles and interests therein and includes the Company’s uncalled capital and future calls and all and every other undertaking and asset; and

(k)	a word or expression used in the Articles which is not otherwise defined and which is also used in the Act shall have the same meaning here, as it has in the Act; and

(l)	any phrase introduced by the terms “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms, whether or not followed by the phrases “but not limited to”, “without prejudice to the generality of the foregoing” or any similar expression; and

(m)	words denoting the singular number only shall include the plural number and vice versa and references to one gender includes all genders.

AUTHORISED SHARE CAPITAL

7.	The authorised share capital of the Company is US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.

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RIGHTS ATTACHING TO THE ORDINARY SHARES

3.	The Ordinary Shares shall rank pari passu in all respects and shall:

3.1	subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting and the authority of the Board and chairperson of the meeting to maintain order and security, include the right to attend any general meeting of the Company and to exercise one vote per Ordinary Share held at any general meeting of the Company;

3.2	include the right to participate pro rata in all dividends declared by the Company; and

3.3	include the right, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.

4.	The rights attaching to the Ordinary Shares may be subject to the terms of issue of any series or class of Preferred Shares allotted by the Directors from time to time in accordance with Article 8.

RESTRICTED VOTING ORDINARY SHARES

5.	If a Restricted Shareholder acquires an Interest in Securities, unless the Restricted Shareholder elects to acquire such Interest in Securities with a Takeover Rules Event occurring, any share certificates to be issued in respect of the Ordinary Shares shall bear a legend making reference to the shares as Restricted Voting Ordinary Shares. A Shareholder may also, by at least 10 Clear Days’ notice in writing to the Company or such shorter time as the Company may elect, request that the Company redesignate some or all of its Ordinary Shares as Restricted Voting Ordinary Shares.

6.	The following restrictions shall attach to Restricted Voting Ordinary Shares:

6.1	from the time of issue until a Re-designation Event occurs, the Restricted Voting Ordinary Shares in issue will be designated as Restricted Voting Ordinary Shares and the rights attaching to such shares shall be restricted as set out in this Article 6;

6.2	the Restricted Voting Ordinary Shares shall carry no rights to receive notice of or to attend or vote at any general meeting of the Company;

6.3	save as provided herein, the Restricted Voting Ordinary Shares shall rank pari passu at all times and in all respects with all other Ordinary Shares;

6.4	forthwith upon a Re-designation Event, each holder of Restricted Voting Ordinary Shares that are to be re-designated shall send to the Company the certificates, if any, in respect of the Restricted Voting Ordinary Shares held by him or it immediately prior to the Re-designation Event and thereupon, but subject to receipt of such certificates, the Company shall issue to such holders respectively replacement certificates for the Ordinary Shares without a legend making reference to the shares as Restricted Voting Ordinary Shares; and

6.5	re-designation of the Restricted Voting Ordinary Shares shall be effected by way of a deemed automatic re-designation of such shares immediately upon and subject to a Re-designation Event, without the requirement of any approval by the Board or any shareholders of the Company.

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7.	Any Restricted Voting Ordinary Shares in issue shall comprise a single class with any other Ordinary Shares in issue.

RIGHTS ATTACHING TO PREFERRED SHARES

8.	The Board is empowered to cause the Preferred Shares to be issued from time to time as shares of one or more series of Preferred Shares, and in the resolution or resolutions providing for the issue of Preferred Shares of each particular series, before issuance, the Board is expressly authorised to fix:

8.1	the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except as otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then in issue) from time to time by resolution of the Board;

8.2	the rate of dividends payable on shares of such series, if any, whether or not and upon what conditions dividends on shares of such series shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate and the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of share capital;

8.3	the procedures for, and the terms, if any, on which shares of such series may be redeemed, including without limitation, the redemption price or prices for such series, which may consist of a redemption price or scale of redemption prices applicable only to redemption in connection with a sinking fund (which term as used herein shall include any fund or requirement for the periodic purchase or redemption of shares), and the same or a different redemption price or scale of redemption prices applicable to any other redemption;

8.4	the terms and amount of any sinking fund provided for the purchase or redemption of shares of such series;

8.5	the amount or amounts which shall be paid to the holders of shares of such series in case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary;

8.6	the terms, if any, upon which the holders of shares of such series may convert shares thereof into shares of any other class or classes or of any one or more series of the same class or of another class or classes;

8.7	the voting rights, full or limited, if any, of the shares of such series; and whether or not and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional Directors in case of dividend arrears or other specified events, or upon other matters;

8.8	whether or not the holders of shares of such series, as such, shall have any pre-emptive or preferential rights to subscribe for or purchase shares of any class or series of shares of the Company, now or hereafter authorised, or any securities convertible into, or warrants or other evidences of optional rights to purchase or subscribe for, shares of any class or series of the Company, now or hereafter authorised;

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8.9	the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends, or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, any other class or classes of shares ranking junior to the shares of such series either as to dividends or upon liquidation, dissolution or winding up;

8.10	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issuance of any additional shares (including additional shares of such series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets upon liquidation; and

8.11	such other rights, preferences and limitations as may be permitted to be fixed by the Board of the Company under the laws of Ireland as in effect at the time of the creation of such series.

9.	The Board is authorised to change the designations, rights, preferences and limitations of any series of Preferred Shares theretofore established, no shares of which have been issued.

10.	The rights conferred upon the member of any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of any series of Preferred Shares in accordance with these Articles.

RIGHTS ATTACHING TO DEFERRED SHARES

11.	The Deferred Shares shall have the rights and privileges and be subject to the restrictions set out in this Article 11:

11.1	the Deferred Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting;

11.2	the Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares; and

11.3	any Director (the “Agent”) is appointed the attorney of the holder of a Deferred Share, with an irrevocable instruction to the Agent to execute all or any forms of transfer and/or renunciation and/or surrender and/or other documents in the Agent’s discretion in relation to the Deferred Shares in favour of the Company or as it may direct and to deliver such forms of transfer and/or renunciation and/or surrender and/or other documents together with any certificate(s) and/or other documents for registration and to do all such other acts and things as may in the reasonable opinion of the Agent be necessary or expedient for the purpose of, or in connection with, the surrender of the Deferred Shares, the purchase by the Company of the Deferred Shares for nil consideration or such other consideration as the Board may determine and to vest the said Deferred Shares in the Company.

12.	Without prejudice to any special rights conferred on the members of any existing shares or class of shares and subject to the provisions of the Act, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

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RIGHTS ATTACHING TO NEW DEFERRED SHARES

13.	The New Deferred Shares shall have the rights and privileges and be subject to the restrictions set out in this Article 13:

13.1	the New Deferred Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting;

13.2	the New Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of $0.0000001 paid up on each New Deferred Share after an amount of $1,000,000,000 has been paid in respect of each Ordinary Share; and

13.3	any Director (the “Agent”) is appointed the attorney of the holder of a New Deferred Share, with an irrevocable instruction to the Agent to execute all or any forms of transfer and/or renunciation and/or surrender and/or other documents in the Agent’s discretion in relation to the New Deferred Shares in favour of the Company or as it may direct and to deliver such forms of transfer and/or renunciation and/or surrender and/or other documents together with any certificate(s) and/or other documents for registration and to do all such other acts and things as may in the reasonable opinion of the Agent be necessary or expedient for the purpose of, or in connection with, the surrender of the New Deferred Shares, the purchase by the Company of the New Deferred Shares for nil consideration or such other consideration as the Board may determine and to vest the said New Deferred Shares in the Company.

14.	Without prejudice to any special rights conferred on the members of any existing shares or class of shares and subject to the provisions of the Act, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

ALLOTMENT AND ACQUISITION OF SHARES

15.	The following provisions shall apply:

15.1	Subject to the provisions of these Articles relating to new shares, the shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be issued at a discount and so that, in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

15.2	Without prejudice to the generality of the powers conferred on the Directors by other paragraphs of these Articles, and subject to any requirement to obtain the approval of the members under any laws, regulations or the rules of any Exchange, the Directors may grant from time to time options to subscribe for the unallotted shares in the capital of the Company to Directors and other persons in the service or employment of the Company or any subsidiary or associate company of the Company on such terms and subject to such conditions as may be approved from time to time by the Directors or by any committee thereof appointed by the Directors for the purpose of such approval and on the terms and conditions required to obtain the approval of any statutory authority in any jurisdiction.

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15.3	Subject to the provisions of these Articles including but not limited to Article 5, the Directors are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities within the meaning of section 1021 of the Act. The maximum amount of relevant securities which may be allotted under the authority hereby conferred shall be the amount of the authorised but unissued share capital of the Company at the Adoption Date. The authority hereby conferred shall expire on the date which is five (5) years after the Adoption Date unless and to the extent that such authority is renewed, revoked or extended prior to such date. The Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement, notwithstanding that the authority hereby conferred has expired.

15.4	The Directors are hereby empowered pursuant to sections 1022 and 1023 of the Act to allot equity securities (within the meaning of the said section 1023) for cash pursuant to the authority conferred by Article 15.3 as if section 1022(1) of the Act did not apply to any such allotment. The authority conferred by this Article 15.4 shall expire on the date which is five (5) years after the Adoption Date, unless previously renewed, varied or revoked; provided that the Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this Article 15.4 had not expired.

15.5	The Company may issue permissible letters of allotment (as defined by section 1019 of the Act) to the extent permitted by the Act.

15.6	Unless otherwise determined by the Directors or the rights attaching to or by the terms of issue of any particular shares, or to the extent required by the Act, any Exchange, depository or any operator of any clearance or settlement system, no person whose name is entered as a member in the Register shall be entitled to receive a share certificate for any shares of any class held by him or her in the capital of the Company (nor on transferring part of a holding, to a certificate for the balance).

15.7	Any share certificate, if issued, shall specify the number of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as shall be determined by the Directors. Such certificates may be under seal. All certificates for shares in the capital of the Company shall be consecutively numbered or otherwise identified and shall specify the shares in the capital of the Company to which they relate. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the Register. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares in the capital of the Company shall have been surrendered and cancelled. The Directors may authorise certificates to be issued with the seal and authorised signature(s) affixed by some method or system of mechanical process. In respect of a share or shares in the capital of the Company held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating such evidence, as the Directors may prescribe, and, in the case of defacement or wearing out, upon delivery of the old certificate.

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16.	The Company:

16.1	may give financial assistance for the purpose of an acquisition of its shares or, where the Company is a subsidiary, its holding company where permitted by sections 82 and 1043 of the Act, and

16.2	is authorised, for the purposes of section 105(4)(a) of the Act, but subject to section 1073 of the Act, to acquire its own shares.

17.	The Directors (and any committee established under Article 188 and so authorised by the Directors and any person so authorised by the Directors or such committee) may without prejudice to Article 170:

17.1	allot, issue, grant options over and otherwise dispose of shares in the Company; and

17.2	exercise the Company’s powers under Article 15,

on such terms and subject to such conditions as they think fit, subject only to the provisions of the Act and these Articles.

18.	Unless the Board determines otherwise, any share in the capital of the Company shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any person (who may or may not be a member) pursuant to which the Company acquires or will acquire a share in the capital of the Company, or an interest in shares in the capital of the Company, from the relevant person, save for an acquisition for nil consideration pursuant to section 102(1)(a) of the Act. In these circumstances, the acquisition of such shares by the Company, save where acquired for nil consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with Chapter 6 of Part 3 of the Act. No resolution, whether special or otherwise, shall be required to be passed to deem any share in the capital of the Company a Redeemable Share.

VARIATION OF CLASS RIGHTS

19.	Without prejudice to the authority conferred on the Directors pursuant to Article 8 to issue Preferred Shares in the capital of the Company, where the shares in the Company are divided into different classes, the rights attaching to a class of shares may only be varied or abrogated if (a) the holders of 75% in nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation. The quorum at any such separate general meeting, other than an Adjourned Meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an Adjourned Meeting shall be one person holding or representing by proxy shares of the class in question or that person’s proxy. The rights conferred upon the holders of any class of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by a purchase or redemption by the Company of its own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.

20.	The redemption or purchase of Preferred Shares or any class or series of Preferred Shares shall not constitute a variation of rights of the holders of Preferred Shares.

21.	The issue, redemption or purchase of any of the Preferred Shares shall not constitute a variation of the rights of the holders of Ordinary Shares.

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22.	The issue of Preferred Shares or any class or series of Preferred Shares which rank pari passu with, or junior to, any existing Preferred Shares or class of Preferred Shares shall not constitute a variation of the existing Preferred Shares or class of Preferred Shares.

23.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

TRUSTS NOT RECOGNISED

24.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the member. This shall not preclude (i) the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company, or (ii) the Directors, where they consider it appropriate, providing the information given to the members of shares to the holders of depositary instruments in such shares.

CALLS ON SHARES

25.	The Directors may from time to time make calls upon the members in respect of any consideration unpaid on their shares in the Company (whether on account of the nominal value of the shares or by way of premium), provided that in the case where the conditions of allotment or issuance of shares provide for the payment of consideration in respect of such shares at fixed times, the Directors shall only make calls in accordance with such conditions.

26.	Each member shall (subject to receiving at least thirty days’ notice specifying the time or times and place of payment, or such lesser or greater period of notice provided in the conditions of allotment or issuance of the shares) pay to the Company, at the time or times and place so specified, the amount called on the shares.

27.	A call may be revoked or postponed, as the Directors may determine.

28.	Subject to the conditions of allotment or issuance of the shares, a call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments if specified in the call.

29.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

30.	If the consideration called in respect of a share or in respect of a particular instalment is not paid in full before or on the day appointed for payment of it, the person from whom the sum is due shall pay interest in cash on the unpaid value from the day appointed for payment of it to the time of actual payment of such rate, not exceeding five per cent per annum or such other rate as may be specified by an order under section 2(7) of the Act, as the Directors may determine, but the Directors may waive payment of such interest wholly or in part.

31.	Any consideration which, by the terms of issue of a share, becomes payable on allotment or issuance or at any fixed date (whether on account of the nominal value of the share or by way of premium) shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, that consideration becomes payable, and in the case of non-payment of such a consideration, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such consideration had become payable by virtue of a call duly made and notified.

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32.	The Directors may, on the issue of shares, differentiate between the holders of different classes as to the amount of calls to be paid and the times of payment.

33.	The Directors may, if they think fit:

33.1	receive from any member willing to advance such consideration, all or any part of the consideration uncalled and unpaid upon any shares held by him or her; and/or

33.2	pay, upon all or any of the consideration so advanced (until the amount concerned would, but for such advance, become payable) interest at such rate (not exceeding, unless the Company in a general meeting otherwise directs, five per cent per annum or such other rate as may be specified by an order under section 2(7) of the Act) as may be agreed upon between the Directors and the member paying such consideration in advance.

34.	The Company may:

34.1	acting by its Directors, make arrangements on the issue of shares for a difference between the members in the amounts and times of payment of calls on their shares;

34.2	acting by its Directors, accept from any member the whole or a part of the amount remaining unpaid on any shares held by him or her, although no part of that amount has been called up;

34.3	acting by its Directors and subject to the Act, pay a dividend in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others; and

34.4	by special resolution determine that any portion of its share capital which has not been already called up shall not be capable of being called up except in the event and for the purposes of the Company being wound up; upon the Company doing so, that portion of its share capital shall not be capable of being called up except in that event and for those purposes.

LIEN

35.	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all consideration (whether immediately payable or not) called, or payable at a fixed time, in respect of that share.

36.	The Directors may at any time declare any share in the Company to be wholly or in part exempt from Article 35.

37.	The Company’s lien on a share shall extend to all dividends payable on it.

38.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless (i) a sum in respect of which the lien exists is immediately payable; and (ii) the following conditions are satisfied:

38.1	a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the registered holder of the share for the time being, or the person entitled thereto by reason of his or her death or bankruptcy; and

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38.2	a period of 14 days after the date of giving of that notice has expired.

39.	The following provisions apply in relation to a sale referred to in Article 38:

39.1	to give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser of them;

39.2	the purchaser shall be registered as the holder of the shares comprised in any such transfer;

39.3	the purchaser shall not be bound to see to the application of the purchase consideration, nor shall his or her title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale; and

39.4	the proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

FORFEITURE

40.	If a member of the Company fails to pay any call or instalment of a call on the day appointed for payment of it, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

41.	The notice referred to in Article 40 shall:

41.1	specify a further day (not earlier than the expiration of 14 days after the date of service of the notice) on or before which the payment required by the notice is to be made; and

41.2	state that, if the amount concerned is not paid by the day so specified, the shares in respect of which the call was made will be liable to be forfeited.

42.	If the requirements of the notice referred to in Article 41 are not complied with, any share in respect of which the notice has been served may at any time after the day so specified (but before, should it occur, the payment required by the notice has been made) be forfeited by a resolution of the Directors to that effect.

43.	On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in the capital of the Company in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

44.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

45.	A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all consideration which, at the date of forfeiture, were payable by him or her to the Company in respect of the shares, but his or her liability shall cease if and when the Company shall have received payment in full of all such consideration in respect of the shares.

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46.	A statement in writing that the maker of the statement is a Director or the Company Secretary, and that a share in the Company has been duly forfeited on a date stated in the statement, shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share.

47.	The following provisions apply in relation to a sale or other disposition of a share referred to in Article 44:

47.1	the Company may receive the consideration, if any, given for the share on the sale or other disposition of it and may execute a transfer of the share in favour of the person to whom the share is sold or otherwise disposed of (the “disponee”);

47.2	upon such execution, the disponee shall be registered as the holder of the share; and

47.3	the disponee shall not be bound to see to the application of the purchase consideration, if any, nor shall his or her title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

48.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share in the capital of the Company, becomes payable at a fixed time, whether on account of the nominal value of the share in the capital of the Company or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

49.	The Directors may accept the surrender of any share in the capital of the Company which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share in the capital of the Company shall be treated as if it has been forfeited.

VARIATION OF COMPANY CAPITAL; AMENDMENT OF MEMORANDUM OF ASSOCIATION

50.	Subject to the provisions of these Articles, the Company may, by ordinary resolution and in accordance with section 83 of the Act, do any one or more of the following, from time to time:

50.1	consolidate and divide all or any of its classes of shares into shares of a larger nominal value than its existing shares;

50.2	subdivide its classes of shares, or any of them, into shares of a smaller nominal value, so however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

50.3	increase the nominal value of any of its shares by the addition to them of any undenominated capital;

50.4	reduce the nominal value of any of its shares by the deduction from them of any part of that value, subject to the crediting of the amount of the deduction to undenominated capital, other than the share premium account;

50.5	without prejudice or limitation to Articles 91 to 96 and the powers conferred on the Directors thereby, convert any undenominated capital into shares for allotment as bonus shares to holders of existing shares;

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50.6	increase its share capital by new shares of such amount as it thinks expedient; or

50.7	cancel shares of its share capital which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

51.	Subject to the provisions of these Articles, the Company may:

51.1	without prejudice to Article 19, by special resolution, and subject to the provisions of the Act governing the variation of rights attached to classes of shares and the amendment of these Articles, convert any of its shares into Redeemable Shares; or

51.2	by special resolution, and subject to the provisions of the Act (or as otherwise required or permitted by applicable law) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein or alter or add to these Articles.

CONSOLIDATION AND DIVISION OF THE COMPANY’S CLASSES OF SHARES

52.	The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.

REDUCTION OF COMPANY CAPITAL

53.	The Company may, in accordance with the provisions of sections 84 to 87 of the Act, reduce its company capital in any way it thinks expedient and, without prejudice to the generality of the foregoing, may thereby:

53.1	extinguish or reduce the liability on any of its shares in respect of share capital not paid up;

53.2	either with or without extinguishing or reducing liability on any of its shares, cancel any paid up company capital which is lost or unrepresented by available assets; or

53.3	either with or without extinguishing or reducing liability on any of its shares, pay off any paid up company capital which is in excess of the wants of the Company.

Unless the special resolution provides otherwise, a reserve arising from the reduction of company capital is to be treated for all purposes as a realised profit in accordance with section 117(9) of the Act. Nothing in this Article 53 shall, however, prejudice or limit the Company’s ability to perform or engage in any of the actions described in section 83(1) of the Act by way of ordinary resolution only.

TRANSFER OF SHARES

54.	Subject to the Act and to the provisions of these Articles as may be applicable, any member may transfer all or any of his shares (of any class) by an instrument of transfer in the usual common form or in any other form which the Board may from time to time approve. The instrument of transfer may be endorsed on the certificate.

55.	The instrument of transfer of a share shall be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer may be retained by the Company.

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56.	The instrument of transfer of any share may be executed for and on behalf of the transferor by the Company Secretary or any other party designated by the Board for such purpose, and the Company Secretary or any other party designated by the Board for such purpose shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred, the date of the agreement to transfer shares and the price per share, shall, once executed by the transferor or the Company Secretary or any other party designated by the Board for such purpose as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of the Act. The transferor shall be deemed to remain the member holding the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

57.	Subject to the Act, the Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those shares and (iii) to the extent permitted by section 1042 of the Act, claim a first and paramount lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those shares.

58.	The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

59.	The Board may, in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer if:

59.1	the instrument of transfer is not duly stamped, if required, and lodged at the Office or any other place as the Board may from time to time specify for the purpose, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

59.2	the instrument of transfer is in respect of more than one class of share;

59.3	the instrument of transfer is in favour of more than four persons jointly;

59.4	it is not satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Ireland or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained; or

59.5	it is not satisfied that the transfer would not violate the terms of any agreement to which the Company (or any of its subsidiaries) and the transferor are party or subject.

60.	Subject to any directions of the Board from time to time in force, the Company Secretary or any other party designated by the Board for such purpose may exercise the powers and discretions of the Board under Article 59, Article 83, Article 90 and Article 92.

61.	If the Board declines to register a transfer it shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

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62.	No fee shall be charged by the Company for registering any transfer or for making any entry in the Register concerning any other document relating to or affecting the title to any share (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

TRANSMISSION OF SHARES

63.	In the case of the death of a member, the survivor or survivors, where the deceased was a joint holder, and the personal representatives of the deceased where he or she was a sole holder, shall be the only persons recognised by the Company as having any title to his or her interest in the shares.

64.	Nothing in Article 63 shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him or her with other persons.

65.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject to Article 66, elect either: (a) to be registered himself or herself as holder of the share; or (b) to have some person nominated by him or her (being a person who consents to being so registered) registered as the transferee thereof.

66.	The Directors shall, in either of those cases, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his or her death or bankruptcy, as the case may be.

67.	If the person becoming entitled as mentioned in Article 65: (a) elects to be registered himself or herself, the person shall furnish to the Company a notice in writing signed by him or her stating that he or she so elects; or (b) elects to have another person registered, the person shall testify his or her election by executing to that other person a transfer of the share.

68.	All the limitations, restrictions and provisions of Articles 63 to 67 shall be applicable to a notice or transfer referred to in Article 67 as if the death or bankruptcy of the member concerned had not occurred and the notice or transfer were a transfer signed by that member.

69.	Subject to Article 70 and Article 71, a person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he or she would be entitled if he or she were the registered holder of the share.

70.	A person referred to in Article 69 shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

71.	The Directors may at any time serve a notice on any such person requiring the person to make the election provided for by Article 65 and, if the person does not make that election (and proceed to do, consequent on that election, whichever of the things mentioned in Article 67 is appropriate) within ninety days after the date of service of the notice, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

72.	The Company may charge a fee not exceeding €10 on the registration of every probate, letters of administration, certificate of death, power of attorney, notice as to stock or other instrument or order.

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73.	The Directors may determine such procedures as they shall think fit regarding the transmission of shares in the Company held by a body corporate that are transmitted by operation of law in consequence of a merger or division.

CLOSING REGISTER OR FIXING RECORD DATE

74.	For the purpose of determining members entitled to notice of or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend, or in order to make a determination of members for any other proper purpose, the Board may provide, subject to the requirements of section 174 of the Act, that the Register shall be closed for transfers at such times and for such periods, not exceeding in the whole thirty days in each year. If the Register shall be so closed for the purpose of determining members entitled to notice of, or to vote at, a meeting of members, such Register shall, subject to applicable law and Exchange rules, be so closed for at least five days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

75.	In lieu of, or apart from, closing the Register, the Board may fix in advance a date as the record date (a) for any such determination of members entitled to notice of or to vote at a meeting of the members, which record date shall not, subject to applicable law and Exchange rules, be more than sixty days before the date of such meeting, and (b) for the purpose of determining the members entitled to receive payment of any dividend or other distribution, or in order to make a determination of members for any other proper purpose, which record date shall not, subject to applicable law and Exchange rules, be more than sixty days prior to the date of payment of such dividend or other distribution or the taking of any action to which such determination of members is relevant.

76.	If the Register is not so closed and no record date is fixed for the determination of members entitled to notice of or to vote at a meeting of members, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles shall be the record date for such determination of members. Where a determination of members entitled to vote at any meeting of members has been made as provided in these Articles, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the Adjourned Meeting, if they think fit.

DIVIDENDS

77.	The Company in a general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors. Any general meeting declaring a dividend and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or interim dividend wholly or partly by the distribution of specific assets including paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution.

78.	The Directors may from time to time:

78.1	pay to the members such dividends (whether as either interim dividends or final dividends) as appear to the Directors to be justified by the profits of the Company, subject to section 117 and Chapter 6 of Part 17 of the Act;

78.2	before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion either be employed in the business of the Company or be held as cash or cash equivalents or invested in such investments as the Directors may lawfully determine; and

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78.3	without placing the profits of the Company to reserve, carry forward any profits which they may think prudent not to distribute.

79.	Unless otherwise specified by the Directors at the time of declaring a dividend, the dividend shall be a final dividend.

80.	Where the Directors specify that a dividend is an interim dividend at the time it is declared, such interim dividend shall not constitute a debt recoverable against the Company and the declaration may be revoked by the Directors at any time prior to its payment provided that the holders of the same class of share are treated equally on any revocation.

81.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividend (and to the rights of the Company under Articles 35 to 39 and Article 83) all dividends shall be declared and paid such that shares of the same class shall rank equally irrespective of the premium credited as paid up on such shares.

82.	If any share is issued on terms providing that it shall rank for a dividend as from a particular date, such share shall rank for dividend accordingly.

83.	The Directors may deduct from any dividend payable to any member, all sums of money (if any) immediately payable by him or her to the Company on account of calls or otherwise in relation to the shares of the Company.

84.	The Directors when declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and, in particular, paid up shares, debentures or debenture stock of any other company or in any one or more of such ways.

85.	Where any difficulty arises in regard to a distribution, the Directors may settle the matter as they think expedient and, in particular, may:

85.1	issue fractional certificates (subject always to the restriction on the issue of fractional shares) and fix the value for distribution of such specific assets or any part of them;

85.2	determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties; and

85.3	vest any such specific assets in trustees as may seem expedient to the Directors.

86.	Any dividend, interest or other moneys payable in cash in respect of any shares may be paid:

86.1	by cheque or negotiable instrument sent by post directed to or otherwise delivered to the registered address of the holder, or where there are joint holders, to the registered address of that one of the joint holders who is first named on the register or to such person and to such address as the holder or the joint holders may in writing direct; or

86.2	by transfer to a bank account nominated by the payee or where such an account has not been so nominated, to the account of a trustee nominated by the Company to hold such moneys,

provided that the debiting of the Company’s account in respect of the relevant amount shall be evidence of good discharge of the Company’s obligations in respect of any payment made by any such methods.

87.	Any such cheque or negotiable instrument referred to in Article 86 shall be made payable to the order of the person to whom it is sent.

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88.	Any one of two or more joint holders may give valid receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders, whether paid by cheque or negotiable instrument or direct transfer.

89.	No dividend shall bear interest against the Company.

90.	If the Directors so resolve, any dividend or distribution which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend, distribution or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

BONUS ISSUE OF SHARES

91.	Any capitalisation provided for in Articles 92 to 96 inclusive will not require approval or ratification by the members.

92.	The Directors may resolve to capitalise any part of a relevant sum (within the meaning of Article 93) by applying such sum in paying up in full unissued shares of a nominal value or nominal value and premium, equal to the sum capitalised, to be allotted and issued as fully paid bonus shares, to those members of the Company who would have been entitled to that sum if it were distributed by way of dividend (and in the same proportions).

93.	For the purposes of Article 92, “relevant sum” means: (a) any sum for the time being standing to the credit of the Company’s undenominated capital; (b) any of the Company’s profits available for distribution; (c) any sum representing unrealised revaluation reserves; or (d) a merger reserve or any other capital reserve of the Company.

94.	The Directors may in giving effect to any resolution under Article 92 make: (a) all appropriations and applications of the undivided profits resolved to be capitalised by the resolution; and (b) all allotments and issues of fully paid shares, if any, and generally shall do all acts and things required to give effect to the resolution.

95.	Without limiting Article 94, the Directors may:

95.1	make such provision as they think fit for the case of shares becoming distributable in fractions (and, again, without limiting the foregoing, may sell the shares represented by such fractions and distribute the net proceeds of such sale amongst the members otherwise entitled to such fractions in due proportions);

95.2	authorise any person to enter, on behalf of all the members concerned, into an agreement with the Company providing for the allotment to them, respectively credited as fully paid up, of any further shares to which they may become entitled on the capitalisation concerned or, as the case may require, for the payment by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all the members concerned.

96.	Where the Directors have resolved to approve a bona fide revaluation of all the fixed assets of the Company, the net capital surplus in excess of the previous book value of the assets arising from such revaluation may be: (a) credited by the Directors to undenominated capital, other than the share premium account; or (b) used in paying up unissued shares of the Company to be issued to members as fully paid bonus shares.

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GENERAL MEETINGS – GENERAL

97.	Subject to Article 98, the Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next.

98.	The Company will hold its first annual general meeting within eighteen months of its incorporation.

99.	The annual general meeting shall be held in such place and at such time as the Directors shall determine.

100.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

101.	The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting shall also be convened by the Directors on the requisition of members, or if the Directors fail to so convene an extraordinary general meeting, such extraordinary general meeting may be convened by the requisitioning members, in each case in accordance with section 178(3) to (7) of the Act.

102.	If at any time the number of Directors is less than two, any Director or any member that satisfies the criteria thereunder, may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

103.	An annual general meeting or extraordinary general meeting of the Company may be held outside of Ireland. The Company shall make, at its expense, all necessary arrangements to ensure that members can by technological means participate in any such meeting without leaving Ireland.

104.	A general meeting of the Company may be held in two or more venues (whether inside or outside of Ireland) at the same time using any technology that provides members, as a whole, with a reasonable opportunity to participate, and such participation shall be deemed to constitute presence in person at the meeting.

NOTICE OF GENERAL MEETINGS

105.	The only persons entitled to notice of general meetings of the Company are:

105.1	the members;

105.2	the personal representatives of a deceased member, which member would but for his death be entitled to vote;

105.3	the assignee in bankruptcy of a bankrupt member of the Company (being a bankrupt member who is entitled to vote at the meeting);

105.4	the Directors and Company Secretary; and

105.5	unless the Company is entitled to and has availed itself of the audit exemption under the Act, the Auditors (who shall also be entitled to receive other communications relating to any general meeting which a member is entitled to receive).

106.	Subject to the provisions of the Act allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one days’ notice. Any other extraordinary general meeting shall also be called by at least twenty-one days’ notice, except that it may be called by fourteen days’ notice where:

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106.1	all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and

106.2	a special resolution reducing the period of notice to fourteen days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

107.	Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend, speak, ask questions and vote is entitled to appoint a proxy to attend, speak, ask questions and vote in his place and that a proxy need not be a member of the Company. Every notice shall specify such other details as are required by applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and Auditors.

108.	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

109.	In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive such notice shall not invalidate any resolution passed or any proceeding at any such meeting. A member present, either in person or by proxy, at any general meeting of the Company or of the holders of any class of shares in the Company will be deemed, subject to Article 112, to have received notice of that meeting and, where required, of the purpose for which it was called.

110.	Where, by any provision contained in the Act, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than twenty-eight days (or such shorter period as the Act permits) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Act.

111.	In determining the correct period of notice for a general meeting, only Clear Days shall be counted.

112.	Whenever any notice is required to be given by law or by these Articles to any person or persons, a waiver thereof in writing, signed by the person or persons entitled to the notice whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

WRITTEN RESOLUTIONS OF THE MEMBERS

113.	For so long as the Company has more than one shareholder, unanimous consent of the holders of the Ordinary Shares shall be required before the shareholders may act by way of written resolution in lieu of holding a meeting.

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114.	Except in the case of the removal of statutory auditors or Directors and subject to the Act and the provisions of Article 115, anything which may be done by resolution in general meeting of all or any class may be done by resolution in writing, signed by all of the holders or any class thereof or their proxies (or in the case of a holder that is a corporation (whether or not a company within the meaning of the Acts) on behalf of such holder) being all of the holders of the Company or any class thereof, who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution shall be valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company or any class thereof duly convened and held, and if described as a Special Resolution shall be deemed to be a Special Resolution within the meaning of the Acts. Any such resolution in writing may be signed in as many counterparts as may be necessary.

114.1	For the purposes of any written resolution under Article 113, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the last holder to sign and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this section, a reference to such date.

114.2	A resolution in writing made in accordance with Article 113 is valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of holders of the Company, as the case may be. A resolution in writing made in accordance with this section shall constitute minutes for the purposes of the Act and these Articles.

115.	At any time that the Company is a single-member company, its sole member may pass any resolution as a written decision in accordance with section 196 of the Act.

QUORUM FOR GENERAL MEETINGS

116.	Two members present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members at the relevant time shall be a quorum at a general meeting; provided, however, that at any time when the Company is a single-member company, one member of the Company present in person or by proxy at a general meeting of it shall be a quorum.

117.	If within 15 minutes (or such greater time determined by the chairperson) after the time appointed for a general meeting a quorum is not present, then:

117.1	the meeting shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine (the “Adjourned Meeting”); and

117.2	if at the Adjourned Meeting a quorum is not present within half an hour (or such greater time determined by the chairperson) after the time appointed for the meeting, the members present shall be a quorum.

PROXIES

118.	Every member entitled to attend, speak, ask questions and vote at a general meeting may appoint a proxy or proxies to attend, speak, ask questions relating to items on the agenda and vote on his behalf and may appoint more than one proxy to attend, speak, ask questions and vote at the same general meeting provided that, where a member appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to different shares held by that member.

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119.	The appointment of a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be signed by or on behalf of the appointor. The signature on such appointment need not be witnessed. A body corporate may sign a form of proxy under its common seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member of the Company. A member shall be entitled to appoint a proxy by electronic means, to an address specified by the Company. The proxy form must make provision for three-way voting (i.e., to allow votes to be cast for or against a resolution or to be withheld) on all resolutions intended to be proposed, other than resolutions which are merely procedural. An instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative (other than a standing proxy or representative) together with such evidence as to its due execution as the Board may from time to time require, may be returned to the address or addresses stated in the notice of meeting or Adjourned Meeting or any other information or communication by such time or times as may be specified in the notice of meeting or Adjourned Meeting or in any other such information or communication (which times may differ when more than one place is so specified) or, if no such time is specified, at any time prior to the holding of the relevant meeting or Adjourned Meeting at which the appointee proposes to vote, and, subject to the Act, if not so delivered the appointment shall not be treated as valid.

BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

120.	Any body corporate which is a member, or a proxy for a member, of the Company may by resolution of its directors or other governing body authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or of any class of members of the Company and, subject to evidence being furnished to the Company of such authority as the Directors may reasonably require, any person(s) so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company or, where more than one such representative is so authorized, all or any of the rights attached to the shares in respect of which he is so authorised. Where a body corporate appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise the rights attached to different shares held by that body corporate.

RECEIPT OF PROXY APPOINTMENTS

121.	Where the appointment of a proxy and any authority under which it is signed or a copy certified notarially or in some other way approved by the Directors is to be received by the Company:

121.1	in physical form, it shall be deposited at the Office or (at the option of the member) at such other place or places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting;

121.2	in electronic form, it may be so received where an address has been specified by the Company for the purpose of receiving electronic communications:

(a)	in the notice convening the meeting; or

(b)	in any appointment of proxy sent out by the Company in relation to the meeting; or

(c)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

provided that it is so received by the Company no later than 3 hours, or such other time as may be communicated to the members, before the time for holding the meeting or Adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or Adjourned Meeting) for the taking of the poll at which it is to be used, at which the person named in the proxy proposes to vote and in default shall not be treated as valid or, in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date not later than the record date applicable to the meeting which was adjourned or the poll, it shall be sufficient if the appointment of a proxy and any such authority and certification thereof as aforesaid is so received by the Company at the commencement of the Adjourned Meeting or the taking of the poll. An appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so received for the purposes of any meeting shall not be required to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates.

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EFFECT OF PROXY APPOINTMENTS

122.	122.1	Receipt by the Company of an appointment of a proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. However, if that member votes at the meeting or at any adjournment thereof, then as regards to the resolution(s) any proxy notice delivered to the Company by or on behalf of that same member shall on a poll, be invalid to the extent that such member votes in respect of the shares to which the proxy notice relates.

122.2	An appointment of a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates and shall be deemed to confer authority to speak at a general meeting and to demand or join in demanding a poll.

123.	A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed as the proxy to attend, and to speak and vote, at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote.

EFFECT OF REVOCATION OF PROXY OR OF AUTHORISATION

124.	A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the previous death, insanity or winding up of the principal, or the revocation of the appointment of a proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or the transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no notice in writing (whether in electronic form or otherwise) of such death, insanity, winding up, revocation or transfer is received by the Company at the Office before the commencement of the meeting.

125.	The Directors may send to the members, at the expense of the Company, by post, electronic mail or otherwise, forms for the appointment of a proxy (with or without reply paid envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. If, for the purpose of any meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.

THE BUSINESS OF GENERAL MEETINGS

126.	All business shall be deemed to be special business that is transacted at an extraordinary general meeting or that is transacted at an annual general meeting other than, in the case of an annual general meeting, the business specified in Article 130 which shall be ordinary business.

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127.	At any meeting of the members, only such business shall be conducted as shall have been properly brought before such meeting. To be properly brought before an annual general meeting, business must be:

127.1	specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board;

127.2	otherwise properly brought before the meeting by or at the direction of the Board; or

127.3	otherwise properly brought before the meeting by a member.

128.	Without prejudice to any procedure which may be permitted under the Act, for business to be properly brought before an annual general meeting by a member, the member must have given timely notice thereof in writing to the Company Secretary. To be timely, a member’s notice must be received not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, notice by the member to be timely must be so received not earlier than the 90th day prior to such annual general meeting and not later than the close of business on the later of (i) the 60th day prior to such annual general meeting or (ii) the tenth day following the date on which notice of the date of the annual general meeting was mailed or public disclosure thereof was made by the Company, whichever event in this clause (ii) first occurs. For the avoidance of doubt, in no event shall the adjournment or postponement of any general meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a member’s notice to the Company Secretary pursuant to this Article 128. Each such notice shall set forth as to each matter the member proposes to bring before the annual general meeting:

128.1	a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the meeting;

128.2	the name and address, as they appear on the Register, of the member proposing such business;

128.3	the class, series and number of shares of the Company which are beneficially owned by the member;

128.4	whether and the extent to which any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of the member with respect to the Company or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for the Company, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of the Company or its subsidiaries), or to increase or decrease the voting power of the member, and if so, a summary of the material terms thereof; and

128.5	any material interest of the member in such business.

To be properly brought before an extraordinary general meeting, other than pursuant to Article 127, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or by the Company Secretary pursuant to the applicable provisions of these Articles or (ii) otherwise properly brought before the meeting by or at the direction of the Board.

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129.	The chairperson of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of these Articles, and if he or she should so determine, any such business not properly brought before the meeting shall not be transacted. Nothing herein shall be deemed to affect any rights of members to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

130.	The business of the annual general meeting shall include:

130.1	the consideration of the Company’s statutory financial statements and the report of the Directors and the report of the Auditors on those statements and that report;

130.2	the review by the members of the Company’s affairs;

130.3	the authorisation of the Directors to approve the remuneration of the Auditors (if any); and

130.4	the appointment or re-appointment of Auditors.

PROCEEDINGS AT GENERAL MEETINGS

131.	The Chairperson, if any, shall preside as chairperson at every general meeting of the Company, or if there is no such Chairperson, or if he or she is not present at the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

132.	If at any meeting no Director is willing to act as chairperson or if no Director is present at the time appointed for holding the meeting, the members present shall choose one of their number to be chairperson of the meeting.

133.	At each meeting of members, the chairperson of the meeting shall fix and announce the date and time of the opening and the closing of the polls for each matter upon which the members will vote at the meeting and shall determine the order of business and all other matters of procedure.

134.	The Directors may adopt such rules, regulations and procedures for the conduct of any meeting of the members as they deem appropriate. Except to the extent inconsistent with any applicable rules, regulations and procedures adopted by the Board, the chairperson of any meeting may adopt such rules, regulations and procedures for the meeting, which need not be in writing, and take such actions with respect to the conduct of the meeting, as the chairperson of the meeting deems appropriate, to maintain order and safety and for the conduct of the meeting.

135.	The chairperson of the meeting may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place.

136.	No business shall be transacted at any Adjourned Meeting other than the business left unfinished at the meeting from which the adjournment took place.

137.	When a meeting is adjourned for thirty days or more, notice of the Adjourned Meeting shall be given as in the case of an original meeting but, subject to that, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an Adjourned Meeting.

138.	Each Director and the Auditors shall be entitled to attend and speak at any general meeting of the Company.

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139.	For business to be properly requested by a member to be brought before a general meeting, the member must comply with the requirements of the Act or:

139.1	be a member at the time of the giving of the notice for such general meeting;

139.2	be entitled to vote at such meeting; and

139.3	have given timely and proper notice in writing to the Company Secretary in accordance with Article 128.

140.	Except where a greater majority is required by the Act or these Articles, any question proposed for a decision of the members at any general meeting of the Company or a decision of any class of members at a separate meeting of any class of shares shall be decided by an ordinary resolution.

VOTING

141.	At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

142.	Save as provided in Article 143 of these Articles, a poll shall be taken in such manner as the chairperson of the meeting directs and he or she may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

143.	A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairperson of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded.

144.	No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days’ notice shall be given specifying the time and place at which the poll is to be taken.

145.	If authorised by the Directors, any vote taken by written ballot may be satisfied by a ballot submitted by electronic and/or telephonic transmission, provided that any such electronic or telephonic submission must either set forth or be submitted with information from which it can be determined that the electronic or telephonic submission has been authorised by the member or proxy.

VOTES OF MEMBERS

146.	Subject to the provisions of these Articles and any rights or restrictions for the time being attached to any class or classes of shares in the capital of the Company, every member of record present in person or by proxy shall have one vote for each share registered in his or her name in the Register.

147.	Where there are joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder or holders; and for this purpose, seniority shall be determined by the order in which the names of the joint holders stand in the Register.

148.	A member who has made an enduring power of attorney, or a member in respect of whom an order has been made by any court having jurisdiction in cases of unsound mind, may vote by his or her committee, donee of an enduring power of attorney, receiver, guardian or other person appointed by the foregoing court, and any such committee, donee of an enduring power of attorney, receiver, guardian or other persons appointed by the foregoing court may speak or vote by proxy.

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149.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the general meeting whose decision shall be final and conclusive.

150.	A person shall be entered on the Register by the record date specified in respect of a general meeting in order to exercise the right of a member to participate and vote at the general meeting and any change to an entry on the Register after the record date shall be disregarded in determining the right of any person to attend and vote at the meeting.

151.	Votes may be given either personally (including by a duly authorised representative of a corporate member) or by proxy. On a poll taken at a meeting of the members of the Company or a meeting of any class of members of the Company, a member, whether present in person or by proxy, entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

152.	Subject to such requirements and restrictions as the Directors may specify, the Company may permit members to vote by correspondence in advance of a general meeting in respect of one or more of the resolutions proposed at a meeting. Where the Company permits members to vote by correspondence, it shall only count votes cast in advance by correspondence, where such votes are received at the address and before the date and time specified by the Company, provided the date and time is no more than 24 hours before the time at which the vote is to be concluded.

153.	Subject to such requirements and restrictions as the Directors may specify, the Company may permit members who are not physically present at a meeting to vote by electronic means at the general meeting in respect of one or more of the resolutions proposed at a meeting.

154.	Where there is an equality of votes, the chairperson of the meeting shall not have a second or casting vote.

155.	No member shall be entitled to vote at any general meeting of the Company unless all calls or other sums immediately payable by him or her in respect of shares in the Company have been paid.

CLASS MEETINGS

156.	The provisions of these Articles relating to general meetings shall, as far as applicable, apply in relation to any meeting of any class of member of the Company.

APPOINTMENT OF DIRECTORS

157.	The number of Directors from time to time shall be not less than two nor more than seven.

158.	The Board, upon recommendations of the nomination and governance committee (or equivalent committee established by the Board), shall propose nominees for election to the office of Director at each annual general meeting.

159.	The Directors may be appointed by the members in general meeting, provided that no person other than a Director retiring at the meeting shall, save where recommended by the Board, be eligible for election to the office of Director at any general meeting unless the requirements of Article 166 as to his or her eligibility for that purpose have been complied with.

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160.	The Directors shall be divided into three classes, designated Class I, Class II and Class III. The initial division of the Board into classes shall be made by the decision of the affirmative vote of a majority of the Directors in office and each class need not be of equal size or number.

160.1	The term of the initial Class I directors shall terminate at the conclusion of the Company’s 2023 annual general meeting; the term of the initial Class II directors shall terminate on the conclusion of the Company’s 2024 annual general meeting; and the term of the initial Class III directors shall terminate on the conclusion of the Company’s 2025 annual general meeting.

160.2	At each annual general meeting of the Company beginning with the Company’s 2023 annual general meeting, all of the Directors of the class of directors whose term expires on the conclusion of that annual general meeting shall retire from office, unless re-elected, and successors to that class of directors shall be elected for a three-year term.

160.3	The resolution appointing any Director must designate the Director as a Class I, Class II or Class III Director.

160.4	Every Director of the class retiring shall be eligible to stand for re-election at an annual general meeting.

160.5	If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible or as the Chairperson may otherwise direct. In no case will a decrease in the number of Directors shorten the term of any incumbent Director.

160.6	A Director shall hold office until the conclusion of the annual general meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject however, to prior death, resignation, retirement, disqualification or removal from office.

160.7	Any vacancy on the Board, including a vacancy that results from an increase in the number of directors or from the death, resignation, retirement, disqualification or removal of a Director, shall be deemed a casual vacancy. Subject to the terms of any one or more classes or series of Preferred Shares, any casual vacancy shall only be filled by the decision of a majority of the Board then in office, provided that a quorum is present and provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors.

160.8	Any Director of such class elected to fill a vacancy resulting from an increase in the number of Directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any Director elected to fill a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his predecessor or if there is no such remaining term, the Director shall retire, and be eligible to stand for re-election, at the annual general meeting immediately following their appointment at which time, if re-elected, the Director shall hold office for a term that shall coincide with the remaining term of that class. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

161.	Each Director shall be elected by an ordinary resolution at such meeting, provided that if, as of, or at any time prior to, fourteen days before the filing of the Company’s definitive proxy statement with the SEC relating to such general meeting, the number of Director nominees exceeds the number of Directors to be elected (a “contested election”), each of those nominees shall be voted upon as a separate resolution and the Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of Directors.

For the purposes of this Article, “elected by a plurality” means the election of those director nominees, equalling in number to the number of positions to be filled at the relevant general meeting, that received the highest number of votes.

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162.	Any nominee for election to the Board who is then serving as a Director and, in an uncontested election (where the number of Director nominees does not exceed the number of Directors to be elected), receives a greater number of “against” votes than “for” votes shall promptly tender his or her resignation following certification of the vote. The nomination and governance committee of the Board shall then consider the resignation offer and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken; provided that any Director whose resignation is under consideration shall not participate in the nomination and governance committee’s recommendation regarding whether to accept, reject or take other action with respect to his/her resignation. The Board shall take action on the nomination and governance committee’s recommendation within 90 days following certification of the vote, and promptly thereafter publicly disclose its decision and the reasons therefor.

163.	The Directors are not entitled to appoint alternate directors.

164.	The Company may from time to time, by ordinary resolution, increase or reduce the number of Directors provided that any resolution to appoint a director approved by the members that would result in the maximum number of Directors being exceeded shall be deemed to constitute an ordinary resolution increasing the maximum number of Directors to the number that would be in office following such a resolution of appointment.

165.	The Company may by ordinary resolution, appoint another person in place of a Director removed from office under section 146 of the Act and, without prejudice to the powers of the Directors under Article 160.7, the Company in a general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

DIRECTORS - MEMBER NOMINATIONS

166.	The following are the requirements mentioned in Article 159 for the eligibility of a person (the “person concerned”) for election as a Director at a general meeting, namely, any member entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at an annual general meeting only pursuant to the Company’s notice of such meeting or if written notice of such member’s intent to make such nomination or nominations has been received by the Company Secretary at the Company’s Office not less than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary, notice by the member to be timely must be so received not earlier than the 90th day prior to such annual general meeting and not later than the close of business on the later of (i) the 60th day prior to such annual general meeting and (ii) the 10th day following the day on which notice of the date of the annual general meeting was mailed or public disclosure thereof was made by the Company, whichever event in this clause (ii) first occurs. Each such member’s notice shall set forth:

166.1	the name and address of the member who intends to make the nomination and of the person or persons to be nominated;

166.2	a representation that the member is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

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166.3	a description of all arrangements or understandings between the member and each nominee and any other person or persons (naming such person or persons) relating to the nomination or nominations;

166.4	the class and number of shares of the Company which are beneficially owned by such member and by any other members known by such member to be supporting such nominees as of the date of such member’s notice;

166.5	whether and the extent to which any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of the member with respect to the Company or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for the Company, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of the Company or its subsidiaries), or to increase or decrease the voting power of the member, and if so, a summary of the material terms thereof;

166.6	such other information regarding each nominee proposed by such member as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC;

166.7	the consent of each nominee to serve as a Director if so elected; and

166.8	for each nominee who is not an incumbent Director:

(a)	their name, age, business address and residential address;

(b)	their principal occupation or employment;

(c)	the class, series and number of securities of the Company that are owned of record or beneficially by such person;

(d)	the date or dates the securities were acquired and the investment intent of each acquisition;

(e)	any other information relating to such person that is required to be disclosed in proxies for the election of Directors under any applicable securities legislation; and

(f)	any information the Company may require any proposed director nominee to furnish such as it may reasonably require to comply with applicable law and to determine the eligibility of such proposed nominee to serve as a Director and whether such proposed nominee would be considered independent as a Director or as a member of the audit or any other committee of the Board under the various rules and standards applicable to the Company.

VACATION OF OFFICE BY DIRECTORS

167.	Subject to the provisions of these Articles and in addition to the circumstances described in sections 146, 148(1) and 196(2) of the Act, the office of Director shall be vacated ipso facto, if that Director:

167.1	is restricted or disqualified to act as a Director under the Act; or

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167.2	resigns his or her office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

167.3	is requested to resign in writing by not less than three quarters of the other Directors; or

167.4	is appointed in breach of any agreement between the Company and any of its members from time to time, in which case he or she shall be deemed to have resigned upon any party to any such agreement having provided notice and evidence of such breach to the Company.

DIRECTORS’ REMUNERATION AND EXPENSES

168.	The remuneration of the Directors shall be such as is determined, from time to time, by the Board and such remuneration shall be deemed to accrue from day to day. The Board may from time to time determine that, subject to the requirements of the Act, all or part of any fees or other remuneration payable to any Director shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

169.	The Directors may also be paid all travelling, hotel and other expenses properly incurred by them: (a) in attending and returning from: (i) meetings of the Directors or any committee; or (ii) general meetings of the Company, or (b) otherwise in connection with the business of the Company.

GENERAL POWER OF MANAGEMENT AND DELEGATION

170.	The business of the Company shall be managed by its Directors who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Act or by the Memorandum of these Articles, required to be exercised by the Company in a general meeting, but subject to:

170.1	any regulations contained in these Articles;

170.2	the provisions of the Act; and

170.3	such directions, not being inconsistent with the foregoing regulations or provisions, as the Company in a general meeting may (by special resolution) give.

171.	No direction given by the Company in a general meeting under Article 170.3 shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

172.	Without prejudice to the generality of Article 170, Article 170 operates to enable, subject to a limitation (if any) arising under any of paragraphs 170.1 to 170.3 of it, the Directors exercise all powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof.

173.	Without prejudice to section 40 of the Act, the Directors may delegate any of their powers (including any power referred to in these Articles) to such person or persons as they think fit, including committees; any such person or committee shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

174.	Any reference to a power of the Company required to be exercised by the Company in a general meeting includes a reference to a power of the Company that, but for the power of the members to pass a written resolution to effect the first-mentioned power’s exercise, would be required to be exercised by the Company in a general meeting.

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175.	The acts of the Board or of any committee established by the Board or any delegee of the Board or any such committee shall be valid notwithstanding any defect which may afterwards be discovered in the appointment or qualification of any Director, committee member or delegee.

176.	The Directors may appoint a sole or joint company secretary, an assistant company secretary and a deputy company secretary for such term, at such remuneration and upon such conditions as they may think fit; and any such person so appointed may be removed by them.

OFFICERS AND EXECUTIVES

177.	The Directors may from time to time appoint one or more of themselves to the office of Chief Executive Officer (by whatever name called including managing director) or such other office or position with the Company and/or its subsidiaries and for such period and on such terms as to remuneration, if any (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

178.	Without prejudice to any claim the person so appointed under Article 177 may have for damages for breach of any contract of service between the person and the Company, the person’s appointment shall cease upon his or her ceasing, for any reason, to be a Director.

179.	Any person, whether or not he or she is a Director, may be appointed to hold such executive or official position with the Company (except that of Auditor) as may be determined from time to time. The same person may hold more than one office of executive or official position.

180.	The Board shall determine from time to time, the powers and duties of any such office holder or official appointed under Articles 177 and/or Article 179, and subject to the provisions of the Act and these Articles, the Directors may confer upon an office holder or official any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and in conferring any such powers, the Directors may specify that the conferral is to operate either: (a) so that the powers concerned may be exercised concurrently by them and the relevant office holder; or (b) to the exclusion of their own such powers.

181.	The Directors may (a) revoke any conferral of powers under Article 180 or (b) amend any such conferral (whether as to the powers conferred or the terms, conditions or restrictions subject to which the conferral is made). The use or inclusion of the word “officer” (or similar words) in the title of any executive or other position shall not be deemed to imply that the person holding such executive or other position is an “officer” of the Company within the meaning of the Act.

MEETINGS OF DIRECTORS AND COMMITTEES

182.	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.

182.1	The Directors may establish attendance and procedural guidelines from time to time about how their meetings are to be conducted consistent with good corporate governance and applicable tax requirements.

182.2	Such meetings shall take place at such time and place as the Directors may determine.

182.3	Questions arising at any such meeting shall be decided by a majority of votes and where there is an equality of votes, the chairperson of the meeting shall not have a second or casting vote.

182.4	A Director may, and the Company Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

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183.	All Directors shall be entitled to reasonable notice of any meeting of the Directors.

184.	Nothing in Article 183 or any other provision of the Act enables a person, other than a Director, to object to the notice given for any meeting of the Directors.

185.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors in office at the time when the meeting is convened.

186.	The continuing Directors may act notwithstanding any vacancy in their number, provided that if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment and apportion the Directors among the classes so as to maintain the number of Directors in each class as equal as possible.

CHAIRPERSON

187.	The Directors may elect a Chairperson and determine the period for which he or she is to hold office, but if no such Chairperson is elected, or, if at any meeting the Chairperson is not present after the time appointed for holding it, the Directors present may choose one of their members to be chairperson of a Board meeting. The Chairperson shall vacate office if he or she vacates his or her office as a Director (otherwise than by the expiration of his or her term of office at a general meeting of the Company at which he or she is re-appointed).

COMMITTEES

188.	The Directors may establish one or more committees consisting in whole or in part of members of the Board. The composition, function, power and obligations of any such committee will be determined by the Board from time to time.

189.	A committee established under Article 188 (a “committee”) may elect a chairperson of its meetings; if no such chairperson is elected, or if at any meeting the chairperson is not present after the time appointed for holding it, the members of the committee present may choose one of their number to be chairperson of the meeting.

190.	A committee may meet and adjourn as it thinks proper. Committee meetings shall take place at such time and place as the relevant committee may determine. Questions arising at any meeting of a committee shall be determined (subject to Article 188) by a majority of votes of the members of the committee present, and where there is an equality of votes, the chairperson of the committee shall not have a second or casting vote.

191.	Where any committee is established by the Directors :

191.1	the meetings and proceedings of such committee shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations imposed upon such committee by the Directors; and

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191.2	the Directors may authorise, or may authorise such committee to authorise, any person who is not a Director to attend all or any meetings of any such committee on such terms as the Directors or the committee think fit, provided that any such person shall not be entitled to vote at meetings of the committee.

WRITTEN RESOLUTIONS AND TELEPHONIC MEETINGS OF THE DIRECTORS

192.	The following provision shall apply:

192.1	A resolution in writing signed by all the Directors, or by all the Directors being members of a committee referred to in Article 188, and who are for the time being entitled to receive notice of a meeting of the Directors or, as the case may be, of such a committee, shall be as valid as if it had been passed at a meeting of the Directors or such a committee duly convened and held.

192.2	A resolution in writing shall be deemed to have been signed by a Director where the Chairperson, Company Secretary or other person designated by the Board has received an email from that Director’s Certified Email Address which identifies the resolution and states, unconditionally, “I hereby sign the resolution”.

192.3	A Director’s Certified Email Address is such email address as the Director has, from time to time, notified to such person and in such manner as may from time to time be prescribed by the Board.

192.4	The Company shall cause a copy of every email referred to in Article 192.2 to be entered in the books kept pursuant to section 166 of the Act.

193.	Subject to Article 194, where one or more of the Directors (other than a majority of them) would not, by reason of:

193.1	the Act or any other enactment;

193.2	these Articles; or

193.3	an applicable rule of law or an Exchange,

be permitted to vote on a resolution such as is referred to in Article 192, if it were sought to pass the resolution at a meeting of the Directors duly convened and held, then such a resolution, notwithstanding anything in Article 192.1, shall be valid for the purposes of that subsection if the resolution is signed by those of the Directors who would have been permitted to vote on it had it been sought to pass it at such a meeting.

194.	In a case falling within Article 193, the resolution shall state the name of each Director who did not sign it and the basis on which he or she did not sign it.

195.	For the avoidance of doubt, nothing in Articles 192 to 194 dealing with a resolution that is signed by other than all of the Directors shall be read as making available, in the case of an equality of votes, a second or casting vote to the one of their number who would, or might have been, if a meeting had been held to transact the business concerned, chairperson of that meeting.

196.	The resolution referred to in Article 192 may consist of several documents in like form each signed by one or more Directors and for all purposes shall take effect from the time that it is signed by the last Director.

197.	A meeting of the Directors or of a committee referred to in Article 188 may consist of a conference between some or all of the Directors or, as the case may be, members of the committee who are not all in one place, but each of whom is able (directly or by means of telephonic, video or other electronic communication) to speak to each of the others and to be heard by each of the others and:

197.1	a Director or as the case may be a member of the committee taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote (subject to Article 193) and be counted in a quorum accordingly; and

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197.2	such a meeting shall be deemed to take place:

(a)	where the largest group of those Directors participating in the conference is assembled;

(b)	if there is no such group, where the chairperson of the meeting then is; or

(c)	if neither subparagraph (a) or (b) applies, in such location as the meeting itself decides.

DIRECTORS’ DUTIES, CONFLICTS OF INTEREST, ETC.

198.	A Director may have regard to the interests of any other companies in a group of which the Company is a member to the full extent permitted by the Act.

199.	A Director is expressly permitted (for the purposes of section 228(1)(d) of the Act) to use vehicles, telephones, computers, aircraft, accommodation and any other Company property where such use is approved by the Board or by a person so authorised by the Board or where such use is in accordance with a Director’s terms of employment, letter of appointment or other contract or in the course of the discharge of the Director’s duties or responsibilities or in the course of the discharge of a Director’s employment.

200.	Nothing in section 228(1)(e) of the Act shall restrict a Director from entering into any commitment which has been approved by the Board or has been approved pursuant to such authority as may be delegated by the Board in accordance with these Articles. It shall be the duty of each Director to obtain the prior approval of the Board, before entering into any commitment permitted by sections 228(1)(e)(ii) and 228(2) of the Act.

201.	It shall be the duty of a Director who is in any way, whether directly or indirectly, interested (within the meaning of section 231 of the Act) in a contract or proposed contract with the Company, to declare the nature of his or her interest at a meeting of the Directors.

202.	Subject to any applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange, a Director may vote in respect of any contract, appointment or arrangement in which he or she is interested and shall be counted in the quorum present at the meeting and is hereby released from his or her duty set out in section 228(1)(f) of the Act and a Director may vote on his or her own appointment or arrangement and the terms of it.

203.	The Directors may exercise the voting powers conferred by the shares of any other company held or owned by the Company in such manner in all respects as they think fit and, in particular, they may exercise the voting powers in favour of any resolution: (a) appointing the Directors or any of them as directors or officers of such other company; or (b) providing for the payment of remuneration or pensions to the directors or officers of such other company.

204.	Subject to any applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange, any Director may vote in favour of the exercise of such voting rights notwithstanding that he or she may be or may be about to become a Director or officer of the other company referred to in Article 203 and as such or in any other way is or may be interested in the exercise of such voting rights in the foregoing manner.

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205.	A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

206.	Without prejudice to the provisions of section 228 of the Act, a Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as member or otherwise.

207.	A Director may act by himself or herself, or his or her firm, in a professional capacity for the Company; and any Director, in such a case, or his or her firm, shall be entitled to remuneration for professional services as if he or she were not a Director, but nothing in this Article authorises a Director, or his or her firm, to act as Auditor.

208.	No Director or nominee for Director shall be disqualified by his or her office from contracting with the Company either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise.

209.	In particular, neither shall:

209.1	any contract with respect to any of the matters referred to in Article 202 nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested, be liable to be avoided; nor

209.2	a Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement,

by reason of such Director holding that office or of the fiduciary relation thereby established.

210.	A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting at which:

210.1	that Director or any other Director is appointed to hold any such office or place of profit under the Company as is mentioned in Article 205; or

210.2	the terms of any such appointment are arranged,

and he or she may vote on any such appointment or arrangement, subject to any applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange.

THE COMMON SEAL, OFFICIAL SEAL AND SECURITIES SEAL

211.	Any seal of the Company shall be used only by the authority of the Directors, a committee authorised by the Directors to exercise such authority or by any one or more persons severally or jointly so authorised by the Directors or such a committee, and the use of the seal shall be deemed to be authorised for these purposes where the matter or transaction pursuant to which the seal is to be used has been so authorised.

212.	Any instrument to which a Company’s seal shall be affixed shall be signed by any one of the following:

212.1	a Director;

212.2	the Company Secretary; or

212.3	any other person authorised to sign by (i) the Directors or (ii) a committee,

and the countersignature of a second such person shall not be required.

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213.	The Company may have one or more duplicate common seals or official seals for use in different locations including for use abroad.

SERVICE OF NOTICES ON MEMBERS

214.	A notice required or authorised to be served on or given to a member of the Company pursuant to a provision of the Act or these Articles shall, save where the means of serving or giving it specified in Article 214.4 is used, be in writing and may be served on or given to the member in one of the following ways:

214.1	by delivering it to the member;

214.2	by leaving it at the registered address of the member;

214.3	by sending it by post in a prepaid letter to the registered address of the member; or

214.4	subject to Article 219, by electronic mail or other means of electronic communication approved by the Directors to the contact details notified to the Company by any such member for such purpose (or if not so notified, then to the contact details of the member last known to the Company). A notice or document may be sent by electronic means to the fullest extent permitted by the Act.

215.	Without prejudice or limitation to the foregoing provisions of Article 214.1 to 214.4, for the purposes of these Articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and the notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

216.	Any notice served or given in accordance with Article 214 shall be deemed, in the absence of any agreement to the contrary between the Company (or, as the case may be, the officer of it) and the member, to have been served or given:

216.1	in the case of its being delivered, at the time of delivery (or, if delivery is refused, when tendered);

216.2	in the case of its being left, at the time that it is left;

216.3	in the case of its being posted on any day other than a Friday, Saturday or Sunday, 24 hours after despatch and in the case of its being posted:

(a)	on a Friday — 72 hours after despatch; or

(b)	on a Saturday or Sunday — 48 hours after despatch;

216.4	in the case of electronic means being used in relation to it, twelve hours after despatch,

but this Article is without prejudice to section 181(3) of the Act.

217.	Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to Article 214.4, if sent to the address notified to the Company by the member for such purpose notwithstanding that the Company may have notice of the death, his or her being of unsound mind, bankruptcy, liquidation or disability of such member.

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218.	Notwithstanding anything contained in these Articles to the contrary, the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction.

219.	Any requirement in these Articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company’s annual report, statutory financial statements and the Directors’ and Auditor’s reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him or her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such member. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, she/he may revoke such consent at any time by requesting the Company to communicate with him or her in documented form; provided, however, that such revocation shall not take effect until five days after written notice of the revocation is received by the Company. Notwithstanding anything to the contrary in this Article 219, no such consent shall be necessary, and to the extent it is necessary, such consent shall be deemed to have been given, if electronic communications are permitted to be used under the rules and regulations of any Exchange on which the shares in the capital of the Company or other securities of the Company are listed or under the rules of the SEC.

220.	If at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a public announcement (as defined below) and such notice shall be deemed to have been duly served on all members entitled thereto at noon (Ireland time) on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website.

221.	Notice shall be given by the Company to the joint holders of a share in the capital of the Company by giving the notice to both such holders whose names stand in the Register in respect of the share.

222.	222.1	Every person who becomes entitled to a share in the capital of the Company shall, before his or her name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he or she derives his or her title.

222.2	A notice may be given by the Company to the persons entitled to a share in the capital of the Company in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

223.	The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

SERVICE OF NOTICES ON THE COMPANY

224.	In addition to the means of service of documents set out in section 51 of the Act, a notice or other document may be served on the Company by an officer of the Company by email provided, however, that the Directors have designated an email address for that purpose and notified that email address to its officers for the express purpose of serving notices on the Company.

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SENDING STATUTORY FINANCIAL STATEMENTS TO MEMBERS

225.	The Company may send by post, electronic mail or any other means of electronic communication:

225.1	the Company’s statutory financial statements;

225.2	the directors’ report; and

225.3	the statutory auditors’ report,

and copies of those documents shall also be treated, for the purposes of the Act, as sent to a person where:

(a)	the Company and that person have agreed to his or her having access to the documents on a website (instead of their being sent to him or her);

(b)	the documents are documents to which that agreement applies; and

(c)	that person is notified, in a manner for the time being agreed for the purpose between him or her and the Company, of:

(i)	the publication of the documents on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the documents may be accessed, and how they may be accessed.

226.	Documents treated in accordance with Article 225 as sent to any person are to be treated as sent to him or her not less than 21 days before the date of a meeting if, and only if:

226.1	the documents are published on the website throughout a period beginning at least 21 days before the date of the meeting and ending with the conclusion of the meeting; and

226.2	the notification given for the purposes of Article 225.3(c) is given not less than 21 days before the date of the meeting.

227.	Any obligation by virtue of section 339(1) or (2) of the Act to furnish a person with a document may, unless these Articles provide otherwise, be complied with by using electronic communications for sending that document to such address as may for the time being be notified to the Company by that person for that purpose.

ACCOUNTING RECORDS

228.	The Directors shall, in accordance with Chapter 2 of Part 6 of the Act, cause to be kept adequate accounting records, whether in the form of documents, electronic form or otherwise, that:

228.1	correctly record and explain the transactions of the Company;

228.2	will at any time enable the assets, liabilities, financial position and profit or loss of the Company to be determined with reasonable accuracy;

228.3	will enable the Directors to ensure that any financial statements of the Company, required to be prepared under sections 290 or 293 of the Act, comply with the requirements of the Act; and

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228.4	will enable those financial statements of the Company to be readily and properly audited.

229.	The accounting records shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. Adequate accounting records shall be deemed to have been maintained if they comply with the provisions of Chapter 2 of Part 6 of the Act and explain the Company’s transactions and facilitate the preparation of financial statements that give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and, if relevant, the Group and include any information and returns referred to in section 283(2) of the Act.

230.	The accounting records shall be kept at the Office or, subject to the provisions of the Act, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

231.	The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any financial statement or accounting record of the Company except as conferred by the Act or authorised by the Directors or by the Company in a general meeting.

232.	In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such statutory financial statements of the Company and reports as are required by the Act to be prepared and laid before such meeting.

233.	A copy of every statutory financial statement of the Company (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors’ report and Auditors’ report, or summary financial statements prepared in accordance with section 1119 of the Act, shall be sent, by post, electronic mail or any other means of electronic communications, not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Act to receive them; provided that where the Directors elect to send summary financial statements to the members, any member may request that he be sent a copy of the statutory financial statements of the Company. The Company may, in addition to sending one or more copies of its statutory financial statements, summary financial statements or other communications to its members, send one or more copies to any Approved Nominee. For the purposes of this Article, sending by electronic communications includes the making available or displaying on the Company’s website (or a website designated by the Board) or the website of the SEC, and each member is deemed to have irrevocably consented to receipt of every statutory financial statement of the Company (including every document required by law to be annexed thereto) and every copy of the Directors’ report and the Auditors’ report and every copy of any summary financial statements prepared in accordance with section 1119 of the Act, by any such document being made so available or displayed.

234.	Auditors shall be appointed and their duties regulated in accordance with the Act.

WINDING UP

235.	Subject to the provisions of the Act as to preferential payments, the property of the Company on its winding up shall be distributed among the members according to their rights and interests in the Company.

236.	Unless the conditions of issue of the shares in question provide otherwise, dividends declared by the Company more than six years preceding the commencement date of a winding up of the Company, being dividends which have not been claimed within that period of six years, shall not be a claim admissible to proof against the Company for the purposes of the winding up.

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237.	If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares in the capital of the Company held by them respectively. If in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively; provided that this Article shall be subject to any specific rights attaching to any class of share capital.

237.1	In case of a sale by the liquidator under section 601 of the Act, the liquidator may by the contract of sale agree so as to bind all the members, for the allotment to the members directly, of the proceeds of sale in proportion to their respective interests in the Company and may further, by the contract, limit a time at the expiration of which obligations or shares in the capital of the Company not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said section.

237.2	The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

238.	If the Company is wound up, the liquidator, with the sanction of a special resolution and any other sanction required by the Act, may divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he or she determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

BUSINESS TRANSACTIONS

239.	In addition to any affirmative vote or consent required by law or these Articles, and except as otherwise expressly provided in Article 240, a Business Transaction (as defined in Article 241.3) with, or proposed by or on behalf of, any Interested Person (as defined in Article 241.6) or any Affiliate (as defined in Article 241.1) of any Interested Person or any person who thereafter would be an Affiliate of such Interested Person shall require approval by the affirmative vote of members of the Company holding not less than two-thirds (2/3) of the paid up ordinary share capital of the Company, excluding the voting rights attached to any shares beneficially owned by such Interested Person. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any Exchange or otherwise.

240.	The provisions of Article 239 shall not be applicable to any particular Business Transaction, and such Business Transaction shall require only such affirmative vote, if any, as is required by law or by any other provision of these Articles, or any agreement with any Exchange, if either (i) the Business Transaction shall have been approved by a majority of the Board prior to such Interested Person first becoming an Interested Person or (ii) prior to such Interested Person first becoming an Interested Person, a majority of the Board shall have approved such Interested Person becoming an Interested Person and, subsequently, a majority of the Independent Directors (as hereinafter defined) shall have approved the Business Transaction or (iii) after such person becomes an Interested Person, a majority of the Independent Directors shall have approved (A) such person as an Interested Person and (B) the Business Transaction.

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241.	The following definitions shall apply with respect to Articles 239 to 243:

241.1	The term “Affiliate” shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

241.2	A person shall be a “beneficial owner” of any shares of the Company (a) which such person or any of its Affiliates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time or the occurrence of one or more events), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the beneficial owner of any security if the agreement, arrangement or understanding to vote such security arises solely from a revocable proxy or consent solicitation made pursuant to and in accordance with the Act; or (c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of the Company (except to the extent permitted by the proviso of clause (b)(ii) above). For the purposes of determining whether a person is an Interested Person pursuant to Article 241.6, the number of shares of the Company deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this Article 241.2, but shall not include any other shares of the Company that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

241.3	The term “Business Transaction” shall mean any of the following transactions when entered into by the Company or a subsidiary of the Company with, or upon a proposal by or on behalf of, any Interested Person or any Affiliate of any Interested Person:

(a)	any merger or consolidation of the Company or any subsidiary with (i) any Interested Person, or (ii) any other body corporate which is, or after such merger or consolidation would be, an Affiliate of an Interested Person;

(b)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a member of the Company, to or with the Interested Person of assets of the Company (other than shares of the Company or of any subsidiary of the Company which assets have an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all the issued share capital of the Company);

(c)	any transaction that results in the issuance of shares or the transfer of treasury shares by the Company or by any subsidiary of the Company of any shares of the Company or any shares of such subsidiary to the Interested Person, except (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Company or any such subsidiary which securities were outstanding prior to the time that the Interested Person became such, (ii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of the Company subsequent to the time the Interested Person became such, (iii) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares, (iv) any issuance of shares or transfer of treasury shares of the Company by the Company, provided, however, that in the case of each of the clauses (ii) through (iv) above there shall be no increase of more than one percent (1%) in the Interested Person’s proportionate share in the shares of the Company of any class or series or (v) pursuant to a public offering or private placement by the Company to an Institutional Investor;

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(d)	any reclassification of securities, recapitalization or other transaction involving the Company or any subsidiary of the Company which has the effect, directly or indirectly, of (i) increasing the proportionate amount of the shares of any class or series, or securities convertible into the shares of any class or series, of the Company or of any such subsidiary which is owned by the Interested Person, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Person or (ii) increasing the voting power, whether or not then exercisable, of an Interested Person in any class or series of shares of the Company or any subsidiary of the Company;

(e)	the adoption of any plan or proposal by or on behalf of an Interested Person for the liquidation, dissolution or winding-up of the Company; or

(f)	any receipt by the Interested Person of the benefit, directly or indirectly (except proportionately as a member of the Company), of any loans, advances, guarantees, pledges, tax benefits or other financial benefits (other than those expressly permitted in subparagraphs (a) through (e) above) provided by or through the Company or any subsidiary thereof.

241.4	The term “Independent Directors” shall mean the members of the Board who are not Affiliates or representatives of, or associated with, an Interested Person and who were either Directors prior to any person becoming an Interested Person or were recommended for election or elected to succeed such directors by a vote which includes the affirmative vote of a majority of the Independent Directors.

241.5	The term “Institutional Investor” shall mean a person that (a) has acquired, or will acquire, all of its shares in the Company in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to rule 13d-3(b) under the Exchange Act, and (b) is a registered broker dealer; a bank as defined in section 3(a)(6) of the Exchange Act; an insurance company as defined in, or an investment company registered under, the Investment Company Act of 1940 of the United States; an investment advisor registered under the Investment Advisors Act of 1940 of the United States; an employee benefit plan or pension fund subject to the Employee Retirement Income Security Act of 1974 of the United States or an endowment fund; a parent holding company, provided that the aggregate amount held directly by the parent and directly and indirectly by its subsidiaries which are not persons specified in the foregoing subclauses of this clause (b) does not exceed one percent (1%) of the securities of the subject class; or a group, provided that all the members are persons specified in the foregoing subclauses of this clause (b).

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241.6	The term “Interested Person” shall mean any person (other than the Company, any subsidiary, any profit-sharing, employee share ownership or other employee benefit plan of the Company or any subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (a) is the beneficial owner of shares of the Company representing ten percent (10%) or more of the votes entitled to be cast by the holders of all the paid up share capital of the Company; (b) has stated in a filing with any governmental agency or press release or otherwise publicly disclosed a plan or intention to become or consider becoming the beneficial owner of shares of the Company representing ten percent (10%) or more of the votes entitled to be cast by the holders of all paid up share capital of the Company and has not expressly abandoned such plan, intention or consideration more than two years prior to the date in question; or (c) is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner of shares representing ten percent (10%) or more of the votes entitled to be cast by holders of all the paid up share capital of the Company.

241.7	The term “person” shall mean any individual, body corporate, partnership, unincorporated association, trust or other entity.

241.8	The term “subsidiary” has the meaning ascribed to it in section 7 of the Act.

242.	A majority of the Independent Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, for the purposes of (i) Articles 239 and 240, all questions arising under Articles 239 and 240 including, without limitation (a) whether a person is an Interested Person, (b) the number of shares of the Company or other securities beneficially owned by any person; and (c) whether a person is an Affiliate of another; and (ii) these Articles, the question of whether a person is an Interested Person. Any such determination made in good faith shall be binding and conclusive on all parties.

243.	Nothing contained in Articles 239 to 240 shall be construed to relieve any Interested Person from any fiduciary obligation imposed by law.

SHAREHOLDER RIGHTS PLAN

244.	Subject to applicable law, the Directors are hereby expressly authorised to adopt any shareholder rights plan (a “Rights Plan”), upon such terms and conditions as the Directors deem expedient and in the best interests of the Company, including, without limitation, where the Directors are of the opinion that a Rights Plan could grant them additional time to gather relevant information or pursue strategies in response to or anticipation of, or could prevent, a potential change of control of the Company or accumulation of shares in the Company or interests therein.

245.	The Directors may exercise any power of the Company to grant rights (including approving the execution of any documents relating to the grant of such rights) to subscribe for ordinary shares or preferred shares in the share capital of the Company (“Rights”) in accordance with the terms of a Rights Plan.

246.	For the purposes of effecting an exchange of Rights for ordinary shares or preferred shares in the share capital of the Company (an “Exchange of Rights”), the Directors may:

246.1	resolve to capitalise an amount standing to the credit of the reserves of the Company (including, but not limited to, the share premium account, capital redemption reserve, any undenominated capital and profit and loss account), whether or not available for distribution, being an amount equal to the nominal value of the ordinary shares or preferred shares which are to be exchanged for the Rights; and

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246.2	apply that sum in paying up in full ordinary shares or preferred shares and allot such shares, credited as fully paid, to those holders of Rights who are entitled to them under an Exchange of Rights effected pursuant to the terms of a Rights Plan.

247.	The duties of the Directors to the Company under applicable law, including, but not limited to, the Act and common law, are hereby deemed amended and modified such that the adoption of a Rights Plan and any actions taken thereunder by the Directors (if so approved by the Directors) shall be deemed to constitute an action in the best interests of the Company in all circumstances, and any such action shall be deemed to be immediately confirmed, approved and ratified.

UNTRACED MEMBERS

248.	The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

248.1	for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the member or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

248.2	at the expiration of the said period of twelve years by advertisement in a national daily newspaper published in Ireland and in a newspaper circulating in the area in which the address referred to in Article 248.1 is located the Company has given notice of its intention to sell such share;

248.3	during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale the Company has not received any communication from the member or person entitled by transmission; and

248.4	the Company has first given notice in writing to the appropriate sections of the Exchanges of its intention to sell such shares.

249.	Where a share, which is to be sold as provided in Article 248, is held in uncertificated form, the Directors may authorise any person to do all that is necessary to change such share into certificated form prior to its sale.

250.	To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the member or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the member of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

251.	The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such member or other person. Moneys carried to such separate account may be either employed in the business of the Company or held as cash or cash equivalents, or invested in such investments as the Directors may think fit, from time to time.

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DESTRUCTION OF RECORDS

252.	The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, all notifications of change of name or change of address however received at any time after the expiration of two years from the date of recording thereof and all share certificates and dividend mandates which have been cancelled or ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation. It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

252.1	the provision aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

252.2	nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

252.3	references herein to the destruction of any document include references to the disposal thereof in any manner.

INDEMNIFICATION

253.	253.1 Subject to the provisions of and so far as may be permitted by the Act, each person who is or was a Director, officer or employee of the Company, and each person who is or was serving at the request of the Company as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company (including the heirs, executors, administrators and estate of such person) shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of the Company or such other company, partnership, joint venture, trust or other enterprise, and in which judgment is given in his or her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court.

253.2	In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify, to the fullest extent permitted by the Act, each person indicated in Article 253.1 against expenses, including attorneys’ fees actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the courts of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court shall deem proper.

253.3	As far as permissible under the Act, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in this Article shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of a written affirmation by or on behalf of the Director, officer, employee or other indemnitee of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking to repay such amount if it shall ultimately be determined that such Director, officer or employee or other indemnitee is not entitled to be indemnified by the Company as authorised by these Articles.

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253.4	It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive of: (a) any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Memorandum, these Articles, any agreement, any insurance purchased by the Company, any vote of members or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) any amendments or replacements of the Act which permit for greater indemnification of the persons specified in this Article and any such amendment or replacement of the Act shall hereby be incorporated into these Articles. As used in this Article 253.4, references to the “Company” include all constituent companies in a consolidation or merger in which the Company or any predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article shall continue as to a person who has ceased to be a Director, officer or employee and shall inure to the benefit of the heirs, executors, and administrators of such Directors, officers, employees or other indemnitees.

253.5	The Directors shall have power to purchase and maintain for any Director, the Company Secretary or other officers or employees of the Company insurance against any such liability as referred to in section 235 of the Act.

253.6	The Company may additionally indemnify any agent of the Company or any director, officer, employee or agent of any of its subsidiaries to the fullest extent provided by law, and purchase and maintain insurance for any such person as appropriate.

254.	No person shall be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a Director, provided, however, that the foregoing shall not eliminate or limit the liability of a Director:

254.1	for any breach of the Director’s duty of loyalty or duty of care to the Company or its members;

254.2	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

254.3	for any transaction from which the Director derived an improper personal benefit.

If any applicable law or the relevant code, rules and regulations applicable to the listing of the Company’s shares on any Exchange is amended hereafter to authorise corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director shall be eliminated or limited to the fullest extent permitted by the relevant law, as so amended. Any amendment, repeal or modification of this Article 254 shall not adversely affect any right or protection of a Director existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

GOVERNING LAW AND JURISDICTION

255.	This constitution and any dispute or claim arising out of or in connection with it or its subject matter, formation, existence, negotiation, validity, termination or enforceability (including non-contractual obligations, disputes or claims) will be governed by and construed in accordance with the laws of Ireland.

256.	Subject to Article 257, the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this constitution and, for such purposes, the Company and each shareholder irrevocably submit to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Constitution (the “Proceedings”) will therefore be brought in the courts of Ireland. Each shareholder irrevocably waives any objection to Proceedings in the courts referred to in this Article on the grounds of venue or on the grounds of forum non conveniens.

257.	Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act of 1933 of the United States. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this provision.

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